MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL POSITION AND RESULTS OF OPERATIONS
First Quarter Ended March 31, 2025

IAMGOLD CORPORATION First Quarter 2025 Management's Discussion and Analysis	1

INTRODUCTION

The following Management’s Discussion and Analysis (“MD&A”) of IAMGOLD Corporation (“IAMGOLD” or the “Company”), dated May 6, 2025, should be read in conjunction with IAMGOLD's unaudited condensed consolidated interim financial statements and related notes for the three months ended March 31, 2025 ("consolidated interim financial statements"). This MD&A should be read in conjunction with IAMGOLD's audited annual consolidated financial statements and related notes as at and for the fiscal year ended December 31, 2024, and the related MD&A included in the 2024 annual report. All figures in this MD&A are in U.S. dollars and tabular dollar amounts are in millions, unless stated otherwise. Additional information on IAMGOLD can be found at www.iamgold.com. However, the information on the website is not in any way incorporated in or made a part of this MD&A.
ABOUT IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with three operating mines: Côté Gold (Canada), Westwood (Canada) and Essakane (Burkina Faso). Côté Gold ("Côté") commenced production on March 31, 2024. The Company has an established portfolio of early stage and advanced exploration projects within highly prospective mining districts in Canada.
IAMGOLD employs approximately 3,700 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance (“ESG”) practices. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG).
HIGHLIGHTS

Operating and financial results
•Attributable gold production was 161,000 ounces in the first quarter.
•Côté produced 51,000 attributable ounces (73,000 ounces on a 100% basis) in the first quarter. During March, Côté achieved an average mill throughput rate of 90% of nameplate design capacity and produced 26,500 attributable ounces (37,900 ounces on a 100% basis). Subsequent to quarter end, the plant continued to demonstrate good availability and utilization with throughput averaging 96% of nameplate over the last 30 days.
•Production is expected to be higher quarter over quarter through 2025 as Côté ramps up to design capacity by the end of 2025 and the grade at Essakane increases during the second half of the year based on the mining sequence. At Westwood, underground throughput and grade is expected to increase compared to the first quarter.
•Revenues were $477.1 million from sales of 174,000 ounces at an average realized gold price1 of $2,731 per ounce for the quarter2.
•Cost of sales per ounce sold was $1,465, cash cost1 per ounce sold was $1,459 and all-in-sustaining cost1 ("AISC")1 per ounce sold was $1,908.
•Net earnings and adjusted net earnings per share attributable to equity holders1 for the first quarter of $0.07 and $0.10, respectively.
•Net cash from operating activities was $74.3 million for the first quarter, net of the impact of delivering 37,500 ounces into gold prepay obligations. Net cash from operating activities, before movements in working capital and non-current ore stockpiles1, was $104.9 million for the first quarter, net of the impact of delivering 37,500 ounces into gold prepay obligations.
•Earnings before interest, income taxes, depreciation and amortization (“EBITDA”)1 was $195.2 million for the first quarter and adjusted EBITDA1 was $204.5 million.
•Mine-site free cash flow1 was $139.6 million during the first quarter.
•The Company has available liquidity1 of $745.8 million, mainly comprised of cash and cash equivalents of $316.6 million and the available balance of the revolving credit facility (“Credit Facility”) of $428.5 million as at March 31, 2025.
•In health and safety, the Company reported a TRIFR (total recordable injuries frequency rate) of 0.67, tracking slightly above the prior year performance.
Corporate
•During the first quarter of 2025, the Company delivered 37,500 ounces into the 2024 gold prepay arrangements and a further 12,500 ounces during April 2025, reducing the outstanding balance of remaining prepay arrangements to 25,000 ounces as at April 30, 2025. Deliveries into the gold prepayment arrangement will be complete by the end of the second quarter 2025.
•On March 21, 2025, the Company received an updated credit rating from Fitch which upgraded the corporate credit rating from B- to B+ with a stable outlook.
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1.This is a non-GAAP financial measure. See “Non-GAAP Financial Measures".
2.The average realized gold price in the first quarter 2025, excluding the impact of the 2024 Prepay Arrangement (as defined below), was $2,909 per ounce.

IAMGOLD CORPORATION First Quarter 2025 Management's Discussion and Analysis	2

•On February 3, 2025, Annie Torkia Lagacé joined IAMGOLD as Chief Legal and Strategy Officer, and as part of this strategic realignment, Tim Bradburn, SVP, General Counsel and Corporate Secretary and Stephen Eddy, SVP, Business Development departed IAMGOLD.
•On February 20, 2025, Dorena Quinn was appointed as Chief People Officer, having joined the Company in 2018 and most recently serving as Senior Vice President, People.
•On May 6, 2025, the Company released its 2024 Sustainability Report. The report draws upon various ESG frameworks and standards and internationally recognized methodologies such as the Global Reporting Initiative (“GRI”) and Sustainability Accounting Standards Board (“SASB”).
OPERATING AND FINANCIAL RESULTS

For more details and the Company's overall outlook for 2025, see “Outlook”, and for individual mines performance, see “Operations”. The following table summarizes certain operating and financial results for the three months ended March 31, 2025 (Q1 2025) and March 31, 2024 (Q1 2024) and certain measures of the Company's financial position as at December 31, 2024.

	Q1 2025	Q1 2024
Key Operating Statistics ($ millions)
Gold production – attributable (000s oz)	161	151
- Côté Gold[1]	51	1
- Westwood	24	32
- Essakane	86	118
Gold sales – attributable (000s oz)	165	150
- Côté Gold[1]	52	—
- Westwood	27	33
- Essakane	86	117
Cost of sales[2] ($/oz sold) – attributable	$1,465	$1,056
- Côté Gold[1]	$1,264	$—
- Westwood	$1,547	$1,243
- Essakane	$1,560	$1,004
Cash costs[3] ($/oz sold) – attributable	$1,459	$1,053
- Côté Gold[1]	$1,260	—
- Westwood	$1,527	$1,236
- Essakane	$1,557	$1,002
AISC[3] ($/oz sold) – attributable	$1,908	$1,493
- Côté Gold[1]	$1,643	$—
- Westwood	$2,124	$1,836
- Essakane	$1,846	$1,312
Average realized gold price[3,4] ($/oz)	$2,731	$2,077
1.Attributable portion for Côté Gold is based on IAMGOLD’s ownership of 70%; prior to November 30, 2024, IAMGOLD’s ownership was 60.3% (refer to Côté Gold section below for more details).
2.Throughout this MD&A, cost of sales, excluding depreciation, is disclosed in the segment note in the consolidated interim financial statements.
3.Refer to the “Non-GAAP Financial Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
4.The average realized gold price in the first quarter 2025, excluding the impact of the 2024 Prepay Arrangement (as defined below), was $2,909 per ounce.

IAMGOLD CORPORATION First Quarter 2025 Management's Discussion and Analysis	3

	Q1 2025	Q1 2024
Financial Results ($ millions)
Revenues	$477.1	$338.9
Gross profit	$141.2	$105.7
EBITDA[1]	$195.2	$154.1
Adjusted EBITDA[1]	$204.5	$152.5
Net earnings (loss) attributable to equity holders	$39.7	$54.8
Adjusted net earnings (loss) attributable to equity holders[1]	$55.2	$53.0
Net earnings (loss) per share attributable to equity holders	$0.07	$0.11
Adjusted net earnings (loss) per share attributable to equity holders[1]	$0.10	$0.11
Net cash from operating activities before changes in working capital[1]	$104.9	$142.8
Net cash from operating activities	$74.3	$77.1
Mine-site free cash flow[1]	$139.6	$46.2
Capital expenditures[1,2] – sustaining	$61.7	$55.1
Capital expenditures[1,2] – expansion	$5.3	$115.2
	March 31	December 31
	2025	2024
Financial Position ($ millions)
Cash and cash equivalents	$316.6	$347.5
Long-term debt	$1,022.3	$1,028.9
Net cash (debt)[1]	$(882.3)	$(859.3)
Available Credit Facility	$428.5	$418.5
1.Refer to the “Non-GAAP Financial Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
2.Sustaining and expansion capital expenditures represent incurred expenditures for property, plant and equipment and exploration and evaluation assets, and exclude right-of-use assets and working capital impacts.

IAMGOLD CORPORATION First Quarter 2025 Management's Discussion and Analysis	4

Attributable Gold Production (000s oz)
151
1
32
118
166
20
35
111
173
41
32
100
177
62
35
80
161
51
24
86
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Essakane
Westwood
Côté

Attributable Gold Sales (000s oz)
150
33
117
156
14
35
107
171
41
29
101
177
56
37
84
165
52
27
86
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Essakane
Westwood
Côté

Cost of sales[1], Cash costs[1,2] and AISC[1,2,4] ($/oz)
1,468
1,493
1,425
1,617
1,527
1,789
1,845
1,949
1,949
1,908
1,056
1,053
1,076
1,071
1,170
1,165
1,298
1,294
1,465
1,459
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Cost of sales[1]
Cash costs[1,2]
Depreciation ($/oz)
AISC[1,2]

Revenue and Average Realized Price²
2,077
2,294
2,391
2,525
2,731
338.9
385.3
438.9
469.9
477.1
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Revenue
Average Realized Price²

Capital Expenditures[2,3,4]
170.3
114.7
0.5
55.1
119.7
60.6
1.7
57.4
78.8
10.3
0.9
67.6
101.0
7.4
93.6
67.0
5.3
61.7
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Sustaining
Expansion (Operations)
Côté Project

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1.Cost of sales, including depreciation, cash costs and AISC are expressed on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane).
2.This is a non-GAAP financial measure. See “Non-GAAP Financial Measures”.
3.Côté capital expenditures reflect the proportionate interest in Côté Gold UJV on an incurred basis.
4.All-in sustaining cost and sustaining capital expenditures for the third quarter 2024 for Côté Gold represent the two-month period following achievement of commercial production.

IAMGOLD CORPORATION First Quarter 2025 Management's Discussion and Analysis	5

OUTLOOK

Production (000 oz)

	Actual Q1 2025	Full Year Guidance 2025
Côté Gold – (70%)	51	250 – 280
Westwood – (100%)	24	125 – 140
Essakane – (90%)	86	360 – 400
Total attributable production (000s oz)	161	735 – 820
Total attributable production for IAMGOLD in 2025 is expected to be in the range of 735,000 to 820,000 ounces. Production is expected to be higher quarter over quarter through 2025 as Côté ramps up to design capacity by the end of 2025 and the grade at Essakane increases during the second half of the year based on the mining sequence. At Westwood, underground throughput and grade is expected to increase from the first quarter through underground process improvements. For further details, refer to the operations section of each mine below.
Costs

	Actual Q1 2025	Full Year Guidance 2025
Côté Gold
Cash costs ($/oz sold)	$1,260	$950 – $1,100
AISC ($/oz sold)	$1,643	$1,350 – $1,500
Westwood
Cash costs ($/oz sold)	$1,527	$1,175 – $1,325
AISC ($/oz sold)	$2,124	$1,675 – $1,825
Essakane
Cash costs ($/oz sold)	$1,557	$1,400 – $1,550
AISC ($/oz sold)	$1,846	$1,675 – $1,825
Consolidated
Cost of sales[1] ($/oz sold)	$1,465	$1,200 – $1,350
Cash costs[1,2] ($/oz sold)	$1,459	$1,200 – $1,350
AISC[1,2] ($/oz sold)	$1,908	$1,625 – $1,800
1.Consists of Côté Gold, Westwood and Essakane on an attributable basis of 70%, 100% and 90%, respectively.
2.This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".
Cash costs on a consolidated basis are expected to be in the range of $1,200 to $1,350 per ounce sold, a slight increase from last year primarily as a result of an increase in expected cash costs at Essakane. AISC for the Company is expected to be in the range of $1,625 and $1,800 per ounce sold, in line with 2024 as a result of the ramp-up of Côté Gold and reduced capitalized waste stripping at Essakane. In line with production levels, unit costs are expected to decrease corresponding with higher production volumes throughout the year.
The full year guidance is based on the following 2025 full year assumptions, before the impact of hedging: average realized gold price of $2,500 per ounce, USDCAD exchange rate of 1.35, EURUSD exchange rate of 1.11, average Brent oil price of $75 per barrel and WTI price of $70 per barrel. For expected impacts from fluctuation in these assumptions, refer to the Sensitivity Impact table included in the Financial Condition section.
Capital Expenditures

	Actual Q1 2025[1]			Full Year Guidance 2025[2]
($ millions)	Sustaining	Expansion	Total	Sustaining	Expansion	Total
Côté Gold (IMG share)	$18.2	$3.1	$21.3	$110	$15	$125
Westwood	$15.1	$—	$15.1	$70	$—	$70
Essakane	27.9	2.2	30.1	110	5	115
	$61.2	$5.3	$66.5	$290	$20	$310
Corporate	0.5	—	0.5	—	—	—
Total[3]	$61.7	$5.3	$67.0	$290	$20	$310
1. 100% basis, for Westwood and Essakane, and reflects IAMGOLD’s 70% interest in Côté Gold UJV on an incurred basis.
2.Capital expenditures guidance (±5%).
3.Includes $11 million of capitalized exploration and evaluation expenditures also included in the Exploration Outlook guidance table.

IAMGOLD CORPORATION First Quarter 2025 Management's Discussion and Analysis	6

Capital expenditures in 2025 are expected to total $310 million, of which $290 million is categorized as sustaining capital. Capital expenditures are lower than 2024, as a result of the completion of expansion capital outlays as Côté Gold construction and commissioning was completed earlier in the year. Sustaining capital estimates are expected to decline going forward, as Côté completes the construction of the full tailings dam footprint and related earthworks projects and as capitalized waste stripping declines at Essakane based on the current mine plan.
Exploration Outlook
Exploration expenditures for 2025 are expected to be approximately $38 million, the majority of which will be expensed. The largest exploration spend will be at Côté Gold of approximately $13 million attributable to IAMGOLD including the Gosselin resource delineation drilling program, Essakane at approximately $7 million, followed by Nelligan/Monster Lake at approximately $6 million.

	Actual Q1 2025			Full Year Guidance 2025
($ millions)	Capitalized	Expensed	Total	Capitalized	Expensed	Total
Exploration projects – greenfield	$0.2	$5.5	$5.7	$—	$25	$25
Exploration projects – brownfield	1.9	0.6	2.5	11	2	13
	$2.1	$6.1	$8.2	$11	$27	$38
Income Taxes Paid and Depreciation Outlook
The Company expects to pay cash taxes in the range of $120 to $130 million during 2025. Cash tax payments do not occur evenly by quarter, as amounts paid in a quarter can include payments of the final balance of the prior year taxes and payments of instalments for the current year, both required to be made at times as prescribed by different countries. There are no significant cash taxes expected in respect of the new global minimum top-up taxes ("GloBE"). The income taxes paid guidance does not include cash tax obligations arising from asset sales.
Depreciation expense for 2025 is expected to be $450 million (±5%) with increased depreciation expense due to the increase in the value of depreciable property, plant and equipment following the completion of construction and commencement of commercial operations at Côté Gold and the 2024 impairment reversal at the Westwood cash generating unit ("CGU"). In line with production levels, depreciation expense is expected to be higher in the second half of the year due to the large proportion of depreciable assets that are depreciated on a units of production basis.

($ millions)	Actual Q1 2025	Full Year Guidance 2025
Depreciation expense	$79.7	$450 (±5%)
Income taxes paid	$15.2	$120 – $130
ENVIRONMENTAL, SOCIAL AND GOVERNANCE

The Company released its 2024 Sustainability Report on May 6, 2025. The report draws upon various ESG frameworks and standards and internationally recognized methodologies such as the Global Reporting Initiative (“GRI”) and Sustainability Accounting Standards Board (“SASB”).
Health and Safety
The TRIFR was 0.67 as at March 31, 2025, (compared to 0.61 as at March 31, 2024), and tracking above the Company's tolerance of 0.57. IAMGOLD is continuing to advance its critical risk management and visible leadership to improve safety and reduce high-potential incidents. This includes the integration of contractors in the critical risk management program.
The Company continues to track a range of leading indicators around critical risk management, contractor management, and incident investigation quality, reported annually.
Environmental
There were zero significant environmental incidents reported for the quarter1.
Indigenous Relations
As a Canadian business committed to responding to the Truth and Reconciliation Commission of Canada’s Calls to Action2, IAMGOLD launched a company-wide initiative in the first quarter 2025, that will help the Company articulate how it works with Indigenous peoples beyond reconciliation, towards a future that builds upon the Company’s experiences and reflects its values. This work will lead to the creation of a coherent vision for reconciliation and a roadmap to help guide the Company’s actions as an organization.

__________________________
1.IAMGOLD defines significant incidents as those assessed as Level 4 or 5 based on the Company's risk matrix, and/or resulting in fines greater than US$100,000. The Company's risk matrix includes a consequence matrix to determine incident severity that considers environmental, health and safety, social, and financial aspects.
2.The Truth and Reconciliation Commission of Canada (2015) released its Calls to Action report, which included a call to the Canadian corporate sector to support reconciliation

IAMGOLD CORPORATION First Quarter 2025 Management's Discussion and Analysis	7

Social Performance
During the first quarter 2025, IAMGOLD renewed its partnership with Laurentian University, creating the IAMGOLD President’s Fund for Innovation at Canada’s Mining University. This five-year, C$2.5 million fund will allow the university to support initiatives that will drive innovation in education and research at the university, fostering greater engagement with the university and providing solutions to the mining industry.
Equity, Diversity and Inclusion
IAMGOLD includes annual objectives to support its efforts in integrating EDI into the strategy and corporate scorecard, for the annual objectives, and tracks EDI metrics in site and corporate reports for visibility and measurement. As of March 31, 2025, IAMGOLD’s executive leadership group has 40% female representation.
For the third consecutive year, IAMGOLD has been recognized as a Greater Toronto Top Employer for its commitment to inclusion, employee engagement, and workplace culture. The Company has also been honoured for a third consecutive year by the Canadian HR Awards for excellence in the category of Financial, Physical, and Mental Wellness.
Governance
The Board of Directors of IAMGOLD (the “Board”) adopted diversity and renewal guidelines in 2021, reflecting governance best practices. Membership should comprise, at a minimum, the greater of (i) two and (ii) 30% female directors, the average tenure of the Board should not exceed ten years, and no director should serve as the chair of the Board or the chair of any committee for more than ten consecutive years.
Currently, women represent 44% of the directors and 50% of the independent directors. The average tenure of directors on the Board is approximately three years.

IAMGOLD CORPORATION First Quarter 2025 Management's Discussion and Analysis	8

OPERATIONS

Côté Gold, Canada

The Côté District is located 125 kilometres southwest of Timmins and 175 kilometres north of Sudbury, Ontario, Canada. The mine is being operated through an unincorporated joint venture (the "Côté Gold UJV" or "UJV") between IAMGOLD, as the operator, and Sumitomo Metal Mining Co. Ltd. (“Sumitomo” or “SMM”). On November 30, 2024, the Company repurchased a 9.7% temporarily transferred interest (the “Funding Agreement with Sumitomo”) which returned IAMGOLD to its full 70% interest in the Côté Gold UJV (see “Funding Agreement with Sumitomo” below).
Côté Gold Mine (IAMGOLD interest – 70% for Q1 2025, 60.3% for Q1 2024)

	Q1 2025	Q1 2024
Key Operating Statistics (100% basis, unless otherwise stated)
Ore mined (000s t)	3,115	1,944
Grade mined (g/t)	0.78	0.72
Operating waste mined (000s t)	5,667	3,208
Capital waste mined (000s t)	1,973	2,445
Material mined (000s t) – total	10,755	7,597
Strip ratio[1]	2.5	2.9
Ore milled (000s t)	2,097	48
Head grade (g/t)	1.17	0.81
Recovery (%)	93	80
Gold production (000s oz) – 100%	73	1
Gold production (000s oz) – attributable	51	1
Gold sales (000s oz) – 100%	74	—
Gold sales (000s oz) – attributable	52	—
Average realized gold price[2,3] ($/oz)	$2,925	$—
Financial Results ($ millions – attributable interest)
Revenues[4]	$151.2	$—
Cost of sales[4]	65.2	—
Production costs	56.4	0.8
(Increase)/decrease in finished goods	(0.8)	(0.8)
Royalties[5]	9.6	—
Cash costs[2]	65.1	—
Sustaining capital expenditures[2,6]	18.2	—
Expansion capital expenditures[2,6]	3.1	118.8
Total sustaining and expansion capital expenditures[2,6]	21.3	118.8
Earnings from operations	49.7	—
Mine site free cash flow[2]	57.6	—
Unit costs per tonne[2]
Mine costs per operating tonne mined	$3.49	$3.33
Mill costs per tonne milled[2]	$20.18	$—
G&A costs per tonne milled[2]	$8.89	$—
Operating costs per ounce[7]
Cost of sales excluding depreciation ($/oz sold)	$1,264	$—
Cash costs[2] ($/oz sold)	$1,260	$—
AISC[2,7] ($/oz sold)	$1,643	$—
1.Strip ratio is calculated as waste mined divided by ore mined.
2.This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".
3.Average gold price realized on the attributable portion of sales excludes the impact of gold delivered into prepayment arrangements.
4.As per note 25 of the consolidated interim financial statements for revenues and cost of sales. Cost of sales is net of depreciation expense.
5.Includes 7.5% net profit interest payment.
6.All-in sustaining cost and sustaining capital expenditure for 2024 are $nil as commercial production was achieved starting August 1, 2024. Expansion capital expenditures include Project Expenditures.
7.Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION First Quarter 2025 Management's Discussion and Analysis	9

Operational Insights
•Attributable gold production was 51,000 ounces (73,000 ounces on a 100% basis) in the first quarter 2025 as the mine continues to ramp-up following the start of production on March 31, 2024. Production was impacted by maintenance and repair activities in the quarter; however, the operation achieved a record monthly throughput of 1.0 million tonnes in March, representing an average monthly processing rate of 90% of design capacity. Subsequent to quarter end, the plant continued to demonstrate good availability and utilization with throughput averaging 34,500 tpd or 96% over the last 30 days.
•Mining activity totaled 10.8 million tonnes in the first quarter 2025, an increase over the prior year period, with ore tonnes mined increasing to 3.1 million tonnes and an associated strip ratio of 2.5:1 waste to ore. The average grade of mined ore was 0.78 g/t in the first quarter 2025, in line with the updated mining schedule, as mining activities expand the pit and increase the volume of blasted ore in the pit to provide greater flexibility in supporting the planned mill feed with reduced rehandling.
•Mill throughput in the first quarter 2025 totaled 2.1 million tonnes. In March 2025, the plant processed approximately 1.0 million tonnes. Total quarterly throughput was lower in January and February due to maintenance and repair activities described below. Head grades of 1.17 g/t were in line with guidance, with feed material comprised of a combination of direct-feed ore and stockpiles. Recoveries in the plant averaged 93% in the quarter. The gravity circuit is now operational. The reconciliation between the reserve models, grade control models and mill feed continues in line with expected tolerances.
•During the quarter, the HPGR rollers demonstrated accelerated wear necessitating a changeover ahead of schedule and limiting the secondary crushing capacity in January. The changeover of the HPGR rolls was completed in February 2025 with operating and maintenance procedures adjusted to maximize lifespan and optimize future changeover windows. Inside the plant, the grinding circuit was also impacted early in the quarter, due to repairs required on one of the Vertimills following a faulty start-up post-maintenance. Prevention and mitigation procedures have been put in place. Plant throughput was lower in the first two months of the quarter as a result of the impact of the timing of these maintenance issues, with record monthly throughput achieved in March following these repairs.
•The target is to achieve the steady-state nameplate throughput rate of 36,000 tonnes per day ("tpd") by the end of 2025.
Financial Highlights (attributable basis) – Q1 2025
•Revenue and cost of sales were recognized in accordance with IAMGOLD's ownership level of 70% for the first quarter 2025, following the November 30, 2024, repurchase of the 9.7% transferred interest from SMM.
•Production costs of $56.4 million were incurred during the three months ended March 31, 2025.
•Mining cost was $3.49 per tonne mined during the three months ended March 31, 2025. Costs are expected to decrease over the course of the year as mining operations continue to ramp-up and rehandling is reduced. The price of explosives and diesel were higher than planned in the quarter, partially offset by lower overall consumption.
•Milling cost was $20.18 per tonne milled during the three months ended March 31, 2025. Unit costs were higher in the first quarter due to lower throughput during the first two months of the quarter, higher parts and contractor costs from the increased maintenance activities and frequency, and costs associated with the refeed circuit to support the mill feed during the periods of sustained maintenance. Unit costs are expected to decrease over the course of the year as throughput increases towards nameplate capacity, and as operations and maintenance processes stabilize. Mill availability is expected to increase with the installation of the additional secondary crusher that should reduce the use of the refeed circuit and related costs.
•G&A cost was $8.89 per tonne milled during the three months ended March 31, 2025. Unit costs remained higher than expected as the average throughput during the quarter was below plan due to the maintenance activities. Unit costs are expected to further decrease as throughput increases over the course of the year.
•Cost of sales, excluding depreciation, during the three months ended March 31, 2025, totaled $65.2 million. Cost of sales includes $9.6 million of royalties and net profit interests for the three months ended March 31, 2025. Cost of sales per ounce sold, excluding depreciation, was $1,264 for the three months ended March 31, 2025.
•Cash costs during the three months ended March 31, 2025, totaled $65.1 million and cash cost per ounce sold was $1,260.
•AISC per ounce sold was $1,643 for the quarter.
•Capital expenditures, on a 100% and incurred basis, totaled $30.2 million in the first quarter 2025. Sustaining capital expenditures totaled $25.8 million ($18.2 million on a 70% basis), including $11.7 million of capital projects related to operational improvements and ramp-up, $7.2 million of capitalized stripping, $3.5 million of tailings expansion and related earthworks, $3.3 million of mobile equipment and critical spares and $0.1 million of other capital projects. Expansion capital of $4.4 million ($3.1 million on a 70% basis) was primarily associated with the progress on the additional secondary crusher being installed later in the year and completion of the truck shop expansion.
2025 Outlook
Production at Côté Gold is expected to be in the range of 360,000 to 400,000 ounces on a 100% basis (250,000 to 280,000 ounces on an attributable basis). The primary focus continues to be the ramp-up of the processing plant towards the goal of achieving nameplate mill design capacity of 36,000 tpd by the end of the year.

IAMGOLD CORPORATION First Quarter 2025 Management's Discussion and Analysis	10

Mining activities are expected to increase throughout the year, averaging approximately 12 million tonnes in the fourth quarter, with a declining strip ratio throughout the year as ore mined increases. Plant throughput is expected to total approximately 11 to 12 million tonnes in 2025 with processing rates expected to increase quarter over quarter, particularly in the second quarter, following the winter season and first quarter maintenance, and in the fourth quarter with the installation of the additional secondary crusher. The additional secondary crusher will provide further capacity and redundancy in the dry side of the plant in support of the operation and potential future expansions. The installation of the crusher will require a multi-day shutdown in the fourth quarter, which is accounted for in current guidance estimates. Plant head grades are expected to average approximately 1.1 to 1.2 g/t Au, as mining and stockpiling activities shift towards a more efficient mine plan to reduce rehandling of stockpiled ore and optimized for potential future expansions. Gold production is expected to be lowest in the first quarter of the year and increase sequentially as plant throughput increases throughout the year.
Cash costs are expected to be in the range of $950 to $1,100 per ounce sold and AISC to be in the range of $1,350 to $1,500 per ounce sold. The cash cost guidance reflects the cost levels experienced in the first year of operations, including higher levels of maintenance, contractor support and continuous improvement consultants. Costs are expected to be lower in the second half of the year as targeted improvements are deployed and as production increases.
Sustaining capital expenditures guidance (±5%) attributable to IAMGOLD is approximately $110 million ($157 million on a 100% basis) and continues to be higher than the life-of-mine average as the mine progresses the completion of construction of the full tailings dam footprint and related earthworks projects and incurs higher capital waste spending of approximately $20 million ($28 million on a 100% basis) to complete the final year of the initial pit pushback. Expansion capital of $15 million ($21 million on a 100% basis) is primarily associated with the planned installation of the additional secondary crusher in the fourth quarter of this year.
Exploration
The Gosselin zone is located immediately to the northeast of the Côté zone. Following the expansion and delineation diamond drilling program completed in 2024, the 2025 drilling plan entails the continuation of the ongoing diamond drilling program to increase the confidence of the existing resource and convert a large part of the Inferred Resource category to the Indicated category. A total of 45,000 metres is planned and approximately 12,000 metres were completed in the first quarter. In addition, 6,500 metres is planned this year to test high potential targets along the favourable structural corridor towards the Jack Rabbit area to the north-east of the Gosselin zone and develop models and targets within the larger Côté District at Swayze West - Jerome area.
Technical studies are progressing to advance metallurgical testing, conduct mining and infrastructure studies to review options for potential inclusion of the Gosselin deposit into a future Côté Gold LOM plan.
Côté Zone Drilling
An infill drilling program of 20,000 metres is also planned on the Côté zone and will start early in the second quarter of 2025. This infill drilling program is planned to improve resource confidence within the northeastern extension of the Côté deposit and convert other areas of Inferred Resources into the Indicated Resources category.
Funding Agreement with Sumitomo
On December 19, 2022, the Company announced it had entered into the JV Funding and Amending Agreement with SMM (“JV Funding Agreement”), whereby SMM contributed the Company's funding obligations to the Côté Gold UJV and as a result, the Company transferred 9.7% of its interest in Côté Gold to SMM with a right to repurchase these transferred interests to return to its full 70% interest in the Côté Gold Mine.
On November 30, 2024, the Company exercised its right to repurchase the 9.7% interest in Côté Gold returning IAMGOLD to its full 70% interest in Côté Gold.

IAMGOLD CORPORATION First Quarter 2025 Management's Discussion and Analysis	11

Westwood Complex, Canada

The Westwood Complex is located 35 kilometres northeast of Rouyn-Noranda and 80 kilometres west of Val d'Or in southwestern Québec, Canada. The Westwood Complex includes the Westwood underground mine and the Grand Duc open pit mine.
Westwood Complex (IAMGOLD interest – 100%)

	Q1 2025	Q1 2024
Key Operating Statistics
Underground lateral development (metres)	1,147	1,307
Ore mined (000s t) – underground	89	83
Ore mined (000s t) – open pit	192	120
Ore mined (000s t) – total	281	203
Grade mined (g/t) – underground	6.29	8.90
Grade mined (g/t) – open pit	1.31	2.28
Grade mined (g/t) – total	2.89	5.00
Ore milled (000s t)	282	249
Head grade (g/t) – underground	6.28	8.78
Head grade (g/t) – open pit	1.37	2.21
Head grade (g/t) – total	2.89	4.27
Recovery (%)	91	94
Gold production (000s oz)	24	32
Gold sales (000s oz)	27	33
Average realized gold price[1,2] ($/oz)	$2,914	$2,088
Financial Results ($ millions)
Revenues[3]	$79.8	$68.9
Cost of sales[3]	42.1	40.9
Production costs	41.0	38.6
(Increase)/decrease in finished goods	1.1	2.0
Royalties	—	0.3
Cash costs[1]	41.6	40.7
Sustaining capital expenditures[1]	15.1	19.0
Earnings/(loss) from operations	21.1	16.1
Mine site free cash flow[1]	16.6	10.5
Unit costs per tonne[1]
Underground mining cost per tonne mined	$274.75	$247.22
Open pit mining cost per operating tonne mined	$7.24	$13.29
Milling cost per tonne milled	$23.26	$24.65
G&A cost per tonne milled	$22.70	$20.56
Operating costs per ounce[4]
Cost of sales excluding depreciation ($/oz sold)	$1,547	$1,243
Cash costs[1] ($/oz sold)	$1,527	$1,236
AISC[1] ($/oz sold)	$2,124	$1,836
1.This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".
2.Average realized gold price excludes the impact of gold delivered into prepayment arrangements.
3.As per note 25 of the consolidated interim financial statements for revenues and cost of sales. Cost of sales is net of depreciation expense.
4.Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION First Quarter 2025 Management's Discussion and Analysis	12

Operational Insights
•Production in the first quarter 2025 was 24,000 ounces, lower by 8,000 ounces or 25% compared with the same prior year period, primarily due to lower grades from both the underground and open pit mines.
•Mining activity in the first quarter 2025 of 281,000 tonnes of ore was higher by 78,000 tonnes or 38% from the same prior year period. The underground mine averaged 987 tpd as production from the underground operation continued to increase compared to the prior year, with eight active mining zones in the quarter. Grade mined from the underground mine was lower than the prior year period due to temporary equipment challenges impacting blasting efficiency that required stope re- sequencing, combined with increased dilution in certain stopes. The amount of stopes that are drilled and loaded have doubled over the last year.
•Lateral underground development of 1,147 metres in the first quarter 2025 was lower by 160 metres or 12% compared to the same prior year period, as the mine has successfully developed multiple mining zones in the prior periods.
•Mill throughput in the first quarter 2025 was 282,000 tonnes, at an average head grade of 2.89 g/t, 13% higher and 32% lower than the same prior year period, respectively.
•The mill achieved recoveries of 91% in the first quarter 2025, slightly lower than the same prior year period. Plant availability in the quarter of 94% was higher than the same prior year period of 85%.
Financial Performance – Q1 2025 Compared to Q1 2024
•Production costs of $41.0 million were higher by $2.4 million or 6% than the same prior year period primarily due to increased labour costs, increased explosives and tire costs at the mine, as well as increased rental cost of a mobile ore crusher supporting higher mill throughput. Administration costs increased due to consulting support for decarbonization initiatives, and increased insurance costs resulting from a higher insurable baseline revenue expectation for Westwood.
•Cost of sales, excluding depreciation, of $42.1 million was slightly higher than the same prior year period due to higher production costs. Cost of sales per ounce sold, excluding depreciation, of $1,547, was higher by $304 or 24% primarily due to lower production and sales volumes.
•Cash costs of $41.6 million were $0.9 million or 2% higher than the prior year period. Cash costs per ounce sold of $1,527 were higher by $291 or 24%, primarily due to lower production and sales volumes.
•AISC per ounce sold of $2,124 was higher by $288 or 16%, primarily due to higher cash costs per ounce sold and lower production and sales volumes, partially offset by lower sustaining capital.
•Sustaining capital expenditures of $15.1 million included underground development and rehabilitation of $8.9 million, mill and mobile equipment of $3.0 million, and other sustaining capital projects of $3.2 million.
2025 Outlook
Westwood production is expected to be in the range of 125,000 to 140,000 ounces in 2025, as underground mining rates target 1,000 tpd from multiple active mining zones. Underground throughput and grade is expected to increase from the first quarter through underground process improvements. Open pit activities from Grand Duc are currently planned to be completed by the fourth quarter of 2025, though Grand Duc stockpiled material will contribute to the mill feed into 2027. The Company is investigating the potential for an expansion and extension of the pit, with a decision to be made later in the year.
Cash costs at Westwood are expected to be in the range of $1,175 to $1,325 per ounce sold and AISC in the range of $1,675 to $1,825 per ounce sold. Unit costs are expected to decrease from 2024 levels, in line with increased production levels.
Capital expenditures guidance is $70 million (±5%), primarily consisting of underground development and rehabilitation in support of the 2025 mine plan, the continued renewal of the mobile fleet and equipment overhauls, and certain asset integrity projects at the Westwood mill.
Brownfield Exploration
During the three months ended March 31, 2025, approximately 7,300 metres of underground diamond drilling (including approximately 800 metres of geotechnical drilling) were completed to support the continued ramp-up of underground mining operations.

IAMGOLD CORPORATION First Quarter 2025 Management's Discussion and Analysis	13

Essakane, Burkina Faso

The Essakane District is located in north-eastern Burkina Faso, West Africa approximately 330 km northeast of the capital, Ouagadougou. The Essakane District includes the Essakane Mine and the surrounding mining lease and exploration concessions totaling approximately 600 square kilometres. The Company owns a 90% interest in the Essakane mine with the remaining 10% held by the government of Burkina Faso.
Essakane Mine (IAMGOLD interest – 90%)

	Q1 2025	Q1 2024
Key Operating Statistics[1]
Ore mined (000s t)	2,447	3,458
Grade mined (g/t)	1.21	1.54
Operating waste mined (000s t)	5,667	3,132
Capital waste mined (000s t)	2,747	4,750
Material mined (000s t) – total	10,861	11,340
Strip ratio[2]	3.4	2.3
Ore milled (000s t)	3,112	3,039
Head grade (g/t)	1.08	1.52
Recovery (%)	88	89
Gold production (000s oz) – 100%	95	131
Gold production (000s oz) – attributable 90%	86	118
Gold sales (000s oz) – 100%	95	130
Average realized gold price[3,4] ($/oz)	$2,898	$2,092
Financial Results ($ millions)[1]
Revenues[5]	$276.9	$272.3
Cost of sales[5]	148.9	130.5
Production costs	127.7	110.9
(Increase)/decrease in finished goods	1.8	1.3
Royalties	19.4	18.3
Cash costs[3]	148.6	130.2
Sustaining capital expenditures[3]	27.9	36.0
Expansion capital expenditures[3]	2.2	0.5
Total sustaining and expansion capital expenditures[3]	30.1	36.5
Earnings from operations	94.8	91.5
Mine site free cash flow[3]	65.4	35.7
Unit costs per tonne[3]
Open pit mining cost per operating tonne mined	$5.57	$5.48
Milling cost per tonne milled	$17.56	$18.23
G&A cost per tonne milled	$10.28	$9.08
Operating costs per ounce[6]
Cost of sales excluding depreciation ($/oz sold)	$1,560	$1,004
Cash costs[3] ($/oz sold)	$1,557	$1,002
AISC[3] ($/oz sold)	$1,846	$1,312
1. 100% basis, unless otherwise stated.
2.Strip ratio is calculated as waste mined divided by ore mined.
3.This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".
4.Average realized gold price excludes the impact of gold delivered into prepayment arrangements.
5.As per note 25 of the consolidated interim financial statements for revenues and cost of sales. Cost of sales is net of depreciation expense.
6.Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION First Quarter 2025 Management's Discussion and Analysis	14

Operational Insights
•Essakane produced 86,000 ounces of attributable production, a decrease of 32,000 ounces or 27%, compared to the same prior year period, primarily due to a decrease in the grade as the mining activities sequenced through the upper benches of Phase 7 compared to the same prior year period when the mine was mining at the bottom of Phase 5. Grades tend to reconcile slightly below the reserve model during the earlier stages of mining a new phase, and conversely to the positive as mining moves deeper into a phase, as was experienced in the first half of 2024 when mining activities were on the later stages of phase 5.
•Mining activity totaled 10.9 million tonnes mined in the first quarter 2025, lower by 0.5 million tonnes or 4% compared to the same prior year period.
•Mill throughput in the first quarter 2025 was 3.1 million tonnes at an average head grade of 1.08 g/t, 2% higher and 29% lower than the same prior year period, respectively.
•The security situation in Burkina Faso continues to be a focus for the Company. Security-related incidents are still occurring in the country, the immediate region of the Essakane mine and, more broadly, the West African region. The security situation in Burkina Faso and its neighboring countries continues to apply pressures to supply chains, although with a reduced impact and there was no related business interruption during 2024 and the first quarter 2025. The Company continues to take proactive measures to ensure the safety and security of in-country personnel and is constantly adjusting its protocols and the activity levels at the site according to the security environment. The Company continues to invest in the security and supply chain infrastructure in the region and at the mine site. It is also incurring additional costs to bring employees, contractors, supplies and inventory to the mine. The situation has placed the Government of Burkina Faso under significant financial constraint due to the high cost of funding its initiatives to defend itself against the militant attacks (see “Risks and Uncertainties”).
Financial Performance – Q1 2025 Compared to Q1 2024
•Production costs of $127.7 million were higher by $16.8 million or 15%, resulting from higher expensed mining costs primarily due to a lower proportion of capitalized waste in the period, higher maintenance activities, and slightly higher administrative costs, offset by lower realized consumable costs including diesel, grinding media and cyanide.
•Cost of sales, excluding depreciation, of $148.9 million was higher by $18.4 million or 14% primarily due to higher production costs and higher royalties. Cost of sales per ounce sold, excluding depreciation, of $1,560 was higher by $556 or 55% primarily due to lower production and sales volumes and higher royalties. Royalties were $203 per ounce, an increase of $62 per ounce due to higher realized gold prices, partially offset by lower sales volume.
•Cash costs of $148.6 million were higher by $18.4 million or 14%, primarily due to higher cost of sales and higher royalties. Cash costs per ounce sold of $1,557 were higher by $555 or 55%, primarily due to lower production and sales volumes and higher royalties.
•AISC per ounce sold of $1,846 was higher by $534 or 41% primarily due to lower production and sales volumes, partially offset by a decrease in sustaining capital expenditures compared to the prior period.
•Total capitalized stripping of $14.4 million was lower by $11.3 million or 44%, as the mine fleet sequenced through mining phases with higher life of phase strip ratios, resulting in a higher proportion of waste tonnes classified as operating waste consistent with the 2025 mine plan.
•Sustaining capital expenditures, excluding capitalized stripping, of $13.5 million included capital spares of $5.5 million, resource development of $1.9 million, tailings management of $1.6 million, generator overhaul of $0.9 million, mobile and mill equipment of $0.4 million, and other sustaining projects of $3.2 million. Expansion capital expenditures of $2.2 million were incurred in fulfillment of the community village resettlement commitment.
2025 Outlook
Essakane attributable production is expected to be in the range of 360,000 to 400,000 ounces (400,000 to 440,000 ounces at 100%). The mill is expected to operate at throughput and head grades in line with the current life of mine plan (detailed in the December 2023 43-101 Technical Report), though as mining moves into the primary zones of Phase 6 and 7 in the second half of the year, grades are expected to reconcile positively over this period.
Cash costs at Essakane are expected to be in the range of $1,400 to $1,550 per ounce sold and AISC to be in the range of $1,675 to $1,825 per ounce sold. The cost guidance for 2025 is higher than the 2024 cost guidance ranges due to lower production and higher local spending including regional security expenditures, increased community programs, permit fees and taxes. A decrease in capitalized waste mining is expected to result in a lower proportion of waste stripping costs being capitalized in 2025 and therefore a higher proportion of costs included in cash costs.
Capital expenditures guidance is approximately $115 million (±5%), including approximately $40 million on capitalized waste stripping to progress into Phases 6 and 7, as well as the ongoing replacement of certain equipment to improve efficiency and maintenance costs at Essakane.
Continued security incidents or related concerns could have a material adverse impact on future operating performance. The Company continues to actively work with authorities and suppliers to mitigate potential impacts and manage continuity of supply due to the security situation noted above while also investing in additional infrastructure and supply inventory levels appropriate to secure operational continuity (see "Risks and Uncertainties").

IAMGOLD CORPORATION First Quarter 2025 Management's Discussion and Analysis	15

Brownfield Exploration
During the three months ended March 31, 2025, approximately 7,750 metres of diamond drilling were completed as part of a step-out and infill drilling program to extend known mineralization and improve resource confidence within selected areas of Essakane North, Essakane Main Zone and the Lao satellite deposit and southern extension. The deposits remain open along strike and at depth. Exploration activities on concessions surrounding the mine lease continue to be suspended due to regional security constraints.
Other Projects

Chibougamau District, Canada
The Chibougamau District includes the Nelligan Gold Project, the Monster Lake Project and the Anik Gold Project.
Nelligan Gold Project
The Company holds a 100% interest in the Nelligan Gold Project ("Nelligan") located approximately 45 kilometres south of the Chapais Chibougamau area in Québec.
On February 20, 2025, the Company announced its updated Mineral Resources for the Nelligan Project of 3.1 million Indicated gold ounces in 102.8 million tonnes (“Mt”) at 0.95 grams per tonne gold (“g/t Au”), and 5.2 million Inferred ounces (166.4 Mt at 0.96 g/t Au). This represents a 56% increase in Indicated ounces, or 1.1 million ounces, with an accompanying 13% increase in grade; as well as a 33% increase in Inferred ounces, or 1.3 million ounces, with a similar 14% increase in grade. Nelligan mineralization remains open along strike and at depth.
A diamond drilling program of 13,000 metres of expansion and delineation drilling is planned for 2025, of which approximately 8,000 metres were completed in the first quarter 2025.
Monster Lake Gold Project
The Company holds a 100% interest in the Monster Lake Gold Project, which is located approximately 15 kilometres north of the Nelligan Gold Project in the Chapais Chibougamau area in Québec.
In the fourth quarter 2024, the Company reported an updated Mineral Resource Estimate of 239,000 tonnes of Indicated Mineral Resources averaging 11.0 g/t Au for 84,000 ounces of gold, and 1,053,000 tonnes of Inferred Mineral Resources averaging 14.4 g/t Au for 489,000 ounces of gold (see news release dated October 23, 2024).
A diamond drilling program of 17,000 metres of exploration drilling is planned for 2025 and approximately 6,300 metres were completed in the first quarter 2025, testing exploration targets along the main Monster Lake Shear Zone structural corridor and known gold mineralized lateral and depth extensions.
Anik Gold Project
The Anik Gold Project is wholly owned by Kintavar Exploration Inc. (“Kintavar”) and is contiguous with Nelligan to the north and east. IAMGOLD has entered into an option agreement on May 20, 2020, to acquire 80% of the interests in this project.
A diamond drilling program of 1,800 metres was planned for 2025 and was slightly increased to approximately 2,100 metres which were completed in the first quarter 2025, testing different target areas.
Exploration

In the first quarter 2025, drilling activities on active projects and mine sites totaled approximately 43,500 metres. For additional information regarding the brownfield and greenfield exploration projects, see "Operations". The Company's exploration expenditures guidance for 2025 is $38 million.

($ millions)	Q1 2025	Q1 2024
Exploration projects – greenfield	$5.7	$4.0
Exploration projects – brownfield[1]	2.5	2.1
Total – all operations	$8.2	$6.1
1.Exploration projects – brownfield for the first quarter 2025 included near-mine exploration and resource development of $1.9 million (first quarter 2024 - $1.2 million) which are capitalized.
FINANCIAL CONDITION

Liquidity and Capital Resources
As at March 31, 2025, the Company had $316.6 million in cash and cash equivalents and net debt of $882.3 million. The Company has $210.0 million drawn on the Credit Facility and approximately $428.5 million remains available, resulting in liquidity at March 31, 2025, of approximately $745.8 million.
Within cash and cash equivalents, $46.9 million (70% basis) was held by the Côté Gold UJV, $200.2 million was held by Essakane and $60.6 million was held in the corporate treasury. The Côté Gold UJV requires its joint venture partners to fund, in advance, two months of future expenditures and cash calls are made at the beginning of each month, resulting in the month end cash balance approximating the following month's expenditure.

IAMGOLD CORPORATION First Quarter 2025 Management's Discussion and Analysis	16

The Company uses dividends and intercompany loans to repatriate funds from its operations and the timing of dividends may impact the timing and amount of required financing at the corporate level, including the Company's drawdowns under the Credit Facility. Excess cash at Essakane is mainly repatriated through dividend payments, of which the Company will receive its share based on its ownership, net of dividend taxes. The size of the dividend is dependent on cash held and the projected cash generation at Essakane. There is a risk that the Company may not receive full or partial refunds or be able to sell the outstanding VAT balances during 2025 which would impact the cash available for dividends paid during 2025 and future years (see “Risks and Uncertainties”).
On February 5, 2025, the Company concluded the disposition of its interest in the Yatela mine, initiated in 2019, by way of issuing the final closure payment of $18.2 million releasing the Company of all obligations.
On February 11, 2025, the Company completed a private placement of 0.8 million flow-through common shares of the Company (the "Flow-Through Shares") that will qualify as "flow-through shares" (within the meaning of subsection 66(15) of the Income Tax Act (Canada)). The Flow-Through Shares were issued at a price of C$12.25 per Flow-Through Share for aggregate gross proceeds of C$10.0 million.
Restricted cash in support of environmental closure costs obligations related to Essakane, Westwood division and Côté Gold totaled $66.3 million.
The following sets out the changes in cash balance from December 31, 2024, to March 31, 2025:
Current assets as at March 31, 2025, were $680.7 million, an increase of $12.4 million compared with December 31, 2024. The increase was due to higher receivables and other current assets of $33.3 million and higher inventories of $10.0 million, offset by lower cash and cash equivalents of $30.9 million.
Current liabilities as at March 31, 2025, were $481.9 million, down $68.7 million compared with December 31, 2024. The decrease was due to a $74.7 million reduction in the current portion of deferred revenue and a $21.5 million decrease in the current portion of other liabilities, partially offset by increased accounts payable and accrued liabilities of $14.0 million and an increase in income tax payable of $13.5 million.
The following table summarizes the carrying value of the Company's long-term debt:

	March 31	December 31
($ millions)[1]	2025	2024
Credit Facility	$210.0	$220.0
5.75% senior notes ($450 million principal outstanding)	448.5	448.4
Term Loan ($400 million principal outstanding)	362.0	358.4
Equipment loans	1.8	2.1
	$1,022.3	$1,028.9
1.Long-term debt does not include leases in place of $126.3 million as at March 31, 2025 (December 31, 2024 - $124.2 million).

IAMGOLD CORPORATION First Quarter 2025 Management's Discussion and Analysis	17

1.Includes principal for the Term Loan, 5.75% senior notes and equipment loans and does not include the repayment of the 2024 Prepay Arrangements (defined below) which will be physically settled in 2025, and leases.
2.Excludes the amounts drawn on the Credit Facility, which can be repaid at any time prior to maturity in 2028.
Credit Facility
The Company has a $650 million secured revolving Credit Facility, which was entered into in December 2017 and subsequently increased and extended by four years now maturing on December 20, 2028, in support of the Company’s requirements for a senior revolving facility for its overall business.
The Credit Facility provides for an interest rate margin above the SOFR, banker’s acceptance prime rate and base rate advances which vary, together with fees related thereto, according to the total Net Debt to EBITDA ratio of the Company. The Credit Facility is secured by certain of the Company's real assets, guarantees by certain of the Company’s subsidiaries and pledges of shares of certain of the Company's subsidiaries. The key terms of the Credit Facility include certain limitations on incremental debt, certain restrictions on distributions and financial covenants, including Net Debt to EBITDA, Interest Coverage and a minimum liquidity requirement of $150 million. The Company was in compliance with its Credit Facility covenants as at March 31, 2025.
As at March 31, 2025, the Credit Facility was drawn in the amount of $210.0 million and the Company issued letters of credit under the Credit Facility in the amount of $7.4 million as collateral for surety bonds issued, $0.4 million as guarantees for certain environmental indemnities to government agencies, and $3.7 million as a supplier payment guarantee, with $428.5 million remaining available under the Credit Facility.
5.75% Senior notes
In September 2020, the Company completed the issuance of $450 million of senior notes at face value with an interest rate of 5.75% per annum (the "Notes"). The Notes are denominated in U.S. dollars and mature on October 15, 2028. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on April 15, 2021, in the amount of approximately $12.9 million for each payment. The Notes are guaranteed by certain of the Company's subsidiaries.
The Company incurred transaction costs of $7.5 million which have been capitalized and offset against the carrying amount of the Notes within long-term debt in the consolidated balance sheets and are being amortized using the effective interest rate method.
Term Loan
In May 2023, the Company entered into the $400.0 million Term Loan. The Term Loan has a 3% original issue discount, bears interest at a floating interest rate of either one month or three-month SOFR + 8.25% per annum and matures on May 16, 2028. The Term Loan is denominated in U.S. dollars and interest is payable upon each SOFR maturity date. The Term Loan notes are guaranteed by certain of the Company's subsidiaries, subordinated to the Credit Facility.
The Company incurred transaction costs of $11.0 million, in addition to the 3% discount, which have been capitalized and offset against the carrying amount of the Term Loan within long-term debt in the consolidated balance sheets and are being amortized using the effective interest rate method.
The Term Loan can be repaid in $20 million tranches at any time and has a make-whole premium if repaid in the first two years, 104% of the principal if repaid after May 2025, 101% of the principal if repaid after May 2026 and 100% thereafter.
The Term Loan has a minimum liquidity requirement of $150 million and an interest coverage ratio (1.5x trailing consolidated EBITDA to consolidated interest expense) covenants and has no mandatory requirements for gold or other forms of hedging, cost overrun reserves or cash sweeps. The Company was in compliance with its Term Loan covenants as at March 31, 2025.
Leases
At March 31, 2025, the Company had lease obligations of $126.3 million at a weighted average borrowing rate of 7.19%.
On April 29, 2022, the Company, on behalf of the Côté Gold UJV, entered into a master lease agreement with Caterpillar Financial Services Limited for $125 million, which was subsequently amended to increase the facility to $175 million for the leasing of certain mobile equipment at Côté Gold. The final pieces of equipment were delivered during the first quarter 2025.

IAMGOLD CORPORATION First Quarter 2025 Management's Discussion and Analysis	18

Equipment loans
At March 31, 2025, the Company had equipment loans with a carrying value of $1.8 million secured by certain mobile equipment, with interest rates at 5.3% which mature in 2026. The equipment loans are carried at amortized cost on the consolidated balance sheets.
Gold prepay arrangements
In December 2023 and April 2024, the Company entered into gold sale prepay arrangements and amendments to certain pre-existing prepay arrangements, effectively transitioning the cash impact of the gold delivery obligations out of the first and second quarters of 2024 into the first and second quarters of 2025.
•2024 Q1 Prepay Arrangements: the Company received an amount of $59.9 million during the first quarter 2024 at an effective gold price of $1,916 per ounce and was required to physically deliver 31,250 ounces of gold over the period of January 2025 to March 2025 in equal monthly amounts. The Company delivered the gold into the 2024 Q1 Prepay Arrangement, completing this commitment by March 31, 2025.
•2024 Q2 Prepay Arrangements: the Company received an amount of $59.4 million during the second quarter 2024 at an effective gold price of $1,900 per ounce and is required to physically deliver 31,250 ounces of gold over the period of April 2025 to June 2025. The arrangement includes a gold collar of $2,100 to $2,925 per ounce whereby the Company will receive a cash payment at the time of delivery of the ounces if the spot price of gold exceeds $2,100 per ounce, with the payment calculated as the difference between the spot price and $2,100 per ounce, capped at $2,925 per ounce.
•Amendment to pre-existing prepay arrangements: the Company deferred the delivery of 12,500 ounces that were previously scheduled for delivery in the first half of 2024 to the first half of 2025. In the first quarter 2025 the Company delivered 6,250 ounces of gold into this obligation. At March 31, 2025, 6,250 ounces of gold under this obligation remain to be delivered in equal monthly instalments during the second quarter 2025.
Surety bonds and performance bonds
As at March 31, 2025, the Company had (i) C$255.8 million ($177.9 million) of surety bonds, issued pursuant to arrangements with insurance companies, in support of environmental closure costs obligations related to the Westwood division and Côté Gold and (ii) C$32.1 million ($22.3 million) of performance bonds in support of certain obligations primarily related to the construction of fish habitat at Côté Gold.
As at March 31, 2025, the total collateral provided through letters of credit and cash deposits for the surety and performance bonds was $13.9 million. The balance of $186.3 million remains uncollateralized for the surety and performance bonds.
The Company will be required to increase bonds further by C$19.0 million cumulatively during the second and third quarter of 2025 and C$19.0 million cumulatively during the second and third quarter of 2026.
Derivative contracts
In addition to the gold sale prepayment arrangements noted above, and in order to mitigate volatility in costs and protect against downside, the Company entered into certain derivative contracts in respect of foreign exchange rates. In addition, the Company may manage certain other commodities exposure such as oil through derivatives. See “Financial Instruments” for information relating to the Company’s outstanding derivative contracts.
Liquidity Outlook
At March 31, 2025, the Company had available liquidity of $745.8 million mainly comprised of $316.6 million in cash and cash equivalents and $428.5 million available under the Credit Facility.
The Company has considerable obligations and factors impacting its liquidity projections during the next twelve months:
•IAMGOLD will receive 70% of gold production and will fund 70% of the disbursements at Côté Gold related to the planned and unplanned costs related to the ramp-up, as well as ongoing operating and capital expenditures and working capital requirements. It is expected that Côté Gold will remain free cash flow positive, excluding the impact of gold prepay transactions. A slower than planned ramp-up or unplanned downtime would result in less gold sales and an increase in the funding requirement.
•The Company is required to deliver 37,500 ounces under its gold prepay arrangements from April 2025 to June 30, 2025. The prepay arrangements were funded at the time of entering into the agreements. For 31,250 ounces that will be delivered during the second quarter 2025, the Company will receive cash payments at the time of delivery based on the amount that market price of gold at the time of delivery exceeds $2,100 per ounce, capped at $2,925 per ounce.
•Within cash and cash equivalents, $46.9 million (70% basis) was held by Côté Gold and $200.2 million was held by Essakane. Cash at Essakane is mainly repatriated through dividend payments, of which the Company will receive its ownership share, net of dividend taxes. The Company’s ability to service and reduce its debt obligations in Canada is partly dependent on the ability of the Company to successfully repatriate dividends from Burkina Faso.
The Company's liquidity position, comprised of cash and cash equivalents, short-term investments, and availability under the Credit Facility, together with expected cash flows from operations, is expected to be sufficient to support the Company's normal operating requirements, capital commitments, and service the prepay and debt obligations as it becomes due.
The Company’s financial results are highly dependent on the price of gold, oil and foreign exchange rates and future changes in these prices will, therefore, impact performance. The Company’s ability to draw down on the Credit Facility is dependent on its ability to meet net debt to EBITDA and interest ratio covenants.

IAMGOLD CORPORATION First Quarter 2025 Management's Discussion and Analysis	19

The Company will be dependent on the cash flows generated from its operations to repay its indebtedness that was incurred to fund the construction of the Côté Gold project. Readers are encouraged to read the “Caution Regarding Forward Looking Statements” and the “Risk Factors” sections contained in the Company’s 2024 Annual Information Form, which is available on SEDAR at www.sedarplus.ca and the “Caution Regarding Forward Looking Statements” and “Risk and Uncertainties” section of the MD&A.
Contractual Obligations
As at March 31, 2025, contractual obligations from operations with various maturities were approximately $1.9 billion, primarily comprising expected future contractual payments of long-term debt, including principal and interest, purchase obligations, capital expenditures obligations, asset retirement obligations and lease obligations, partially offset by cash collateralized letters of credit and restricted cash in support of environmental closure cost obligations for certain mines. The Company believes these obligations will be met through available cash resources and net cash from operating activities. The Company entered into derivative contracts for risk management purposes. These derivative contracts are not included in the contractual obligations. Details of these contracts are included in “Financial Instruments”.
Cash Flow

($ millions)	Q1 2025	Q1 2024
Net cash from (used in) per consolidated interim financial statements:
Operating activities	$74.3	$77.1
Investing activities	(86.6)	(164.4)
Financing activities	(25.1)	14.2
Effects of exchange rate fluctuation on cash and cash equivalents	6.5	(2.8)
Increase (decrease) in cash and cash equivalents	$(30.9)	$(75.9)
Cash and cash equivalents, beginning of the period	347.5	367.1
Cash and cash equivalents, end of the period	$316.6	$291.2
Operating Activities
Net cash flow from operating activities for the first quarter 2025 was $74.3 million, lower by $2.8 million compared to the same prior year period, primarily due to:
•Net impact of $84.2 million from the prepay arrangements,
•An increase in supplies inventories, finished goods and ore stockpiles of $21.7 million primarily due to an increase in finished goods and ore stockpiles at Côté Gold relative to the prior year period,
•Higher disbursements related to asset retirement obligations of $3.1 million, and
•A net decrease in derivative settlements of $2.0 million,
Offset by:
•Higher cash earnings of $49.9 million due to higher realized gold price and an increased sales volume,
•An increase in trade and other payables of $50.7 million due to the timing of supplier invoices, and
•A decrease in income tax paid, receivables and other items of $7.6 million.
Investing Activities
Net cash used in investing activities for the first quarter 2025 was $86.6 million, a decrease of $77.8 million from the same prior year period, primarily due to:
•A decrease in capital expenditures for property, plant and equipment of $88.2 million, mainly due to the completion of the Côté Gold construction phase in 2024,
•A decrease in capitalized borrowing costs of $10.3 million, and
•A decrease in restricted cash of $3.9 million,
Offset by:
•A one-time payment of $18.2 million arising from the closing of the Yatela asset, and
•Lower interest received and increased other investing items of $6.4 million.
Financing Activities
Net cash used in financing activities for the first quarter 2025 was $25.1 million, a decrease of $39.3 million from the same prior year period, primarily due to:
•An increase in interest payments of $14.0 million,
•The receipt of $15.5 million in proceeds in Q1 2024 received through the SMM funding arrangement, and
•A net repayment of $10.0 million to the Credit Facility in the first quarter 2025,
Offset by:
•Higher other financing outflows of $0.2 million.

IAMGOLD CORPORATION First Quarter 2025 Management's Discussion and Analysis	20

Financial Instruments
The Company seeks to manage its exposure to fluctuations in foreign exchange rates and commodity prices by entering into derivative financial instruments from time to time. The Company establishes trading agreements with counterparties under which there is no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.
Foreign Currency Contracts
The Company’s functional currency is the U.S. dollar with revenues primarily denominated in U.S. dollars which creates currency exchange risk exposure primarily associated with its expenditures denominated in Canadian dollars and Euros.
At March 31, 2025, the Company’s outstanding foreign currency contracts were as follows:

	2025	2026
Foreign Currency[1]
Canadian dollar contracts (millions of C$)	355	156
Rate range (USDCAD)	1.35 — 1.50	1.36 — 1.50
Hedge ratio[2]	44%	16%
1.Canadian dollar hedges exclude Canadian dollars on hand which functions as a natural hedge for the Company’s Canadian dollar expenditures. USDCAD hedges are CAD notional hedges.
2.The Company calculates hedge ratios based on future estimates of operating and capital expenditures such as its Canadian dollar operating and capital expenditures at Côté Gold and Westwood and its corporate office. Outstanding derivative contracts are allocated based on a specified allocation methodology.
Commodity Contracts
Gold Contracts
The Company’s primary source of revenue is gold that is denominated in US Dollars. To manage such risk, the Company may use various hedging strategies, including the use of put and call option contracts. Option contracts can also include put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices. The Company entered into gold prepay arrangements (see Gold Prepay Arrangements) that included gold contracts.

The following table compares the market price of gold with the average price of gold:

	Q1 2025	Q1 2024
Average market gold price ($/oz)	$2,860	$2,070
Average realized gold price[1] ($/oz), inclusive of prepay deliveries:	$2,731	$2,077
Average realized gold price, excluding prepay deliveries ($/oz)	$2,909	$2,091
Average realized gold price of prepay deliveries[2] ($/oz)	$1,887	$1,994
Closing market gold price ($/oz)	$3,115	$2,214
1.This is a non-GAAP financial measure. See “Non-GAAP Financial Measures”.
2.The Company delivered 37,500 ounces into the 2024 Q1 Prepay Arrangements in the first quarter. See “Gold prepay arrangements” above.
Sensitivity Impact
The following table provides estimated cost per ounce sensitivities around certain inputs, excluding the impact of the Company’s hedging program which can affect the Company’s operating results, assuming guided 2025 production and costs levels:

	Change of	Annualized impact on Cost of Sales $/oz	Annualized impact on Cash Costs[1] $/oz	Annualized impact on AISC[1] $/oz
Gold price[2]	$100/oz	$7	$7	$7
Oil price	$10/barrel	$9	$9	$10
USDCAD	$0.10	$37	$37	$58
EURUSD	$0.10	$17	$17	$21
1.This is a non-GAAP financial measure. See “Non-GAAP Financial Measures”. Cash costs and AISC per ounce of gold sold consist of Côté Gold, Westwood and Essakane on an attributable basis of 70%, 100% and 90%, respectively.
2.Gold price sensitivities include royalties and additional costs with a gold price link, which are included in total cost of sales, cash costs and AISC.

Shareholders' Equity

Number issued and outstanding (millions)	March 31, 2025	May 5, 2025
Common shares	575.0	575.1
Options[1]	2.7	2.8
1.Refer to note 18 of the consolidated interim financial statements for all outstanding equity awards.

IAMGOLD CORPORATION First Quarter 2025 Management's Discussion and Analysis	21

QUARTERLY FINANCIAL REVIEW

	2025	2024				2023
($ millions, except where noted)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues	$477.1	$469.9	$438.9	$385.3	$338.9	$297.6	$224.5	$238.8
Net earnings (loss) from operations	$46.5	$91.1	$602.5	$92.5	$61.7	$(7.6)	$(0.8)	$95.2
Net earnings (loss) attributable to equity holders	$39.7	$86.2	$594.1	$84.5	$54.8	$(9.4)	$(0.8)	$92.6
Basic earnings (loss) per share attributable to equity holders	$0.07	$0.15	$1.04	$0.16	$0.11	$(0.02)	$0.00	$0.19
Diluted earnings (loss) per share attributable to equity holders	$0.07	$0.15	$1.03	$0.16	$0.11	$(0.02)	$0.00	$0.19
In the second quarter 2023, net earnings were higher due to a gain on sale of the Boto Gold Project.
In the third quarter 2024, net earnings from operations were higher due to the reversal of previous impairments in respect of the Westwood CGU, which includes the Doyon closed mine.
Revenues
Revenues were $477.1 million in the first quarter 2025 from sales of 174,000 ounces at an average realized gold price of $2,731 per ounce, higher by $138.2 million or 41% than the prior year period, due to the Côté Gold mine only commencing gold sales from the second quarter 2024, and a higher realized gold price, partially offset by lower sales volumes at Essakane and Westwood and the impact of gold deliveries into the prepay arrangements, including 31,000 ounces delivered at a forward price of $1,916 per ounce and 6,500 ounces delivered at a forward price of $1,753 per ounce.
Cost of sales
Cost of sales excluding depreciation was $256.2 million in the first quarter 2025, higher by $84.8 million or 49% than the prior year period, primarily due the Côté Gold mine only commencing gold sales from the second quarter 2024, and increased royalty payments due to higher realized gold prices.
Depreciation expense
Depreciation expense was $79.7 million in the first quarter 2025, higher by $17.9 million or 29% than the prior year period primarily due to the Côté Gold mine commencing operations from the second quarter 2024, and the reversal of previous impairments for the Westwood mine complex in the third quarter of 2024, partially offset by lower production volumes and the amortization of deferred stripping assets at Essakane.
Exploration expense
Exploration expense was $6.6 million in the first quarter 2025, higher by $0.4 million or 6% than the prior year period due to increased exploration expenditures at Chibougamau District and Côté Gold.
General and administrative expense
General and administrative expense was $16.4 million in the first quarter 2025, higher by $6.4 million or 64% than the prior year period, primarily due to $6.4 million in restructuring and other administrative costs incurred in the period, and $0.5 million in higher share based compensation resulting from the rise in the Company’s share price, partially offset by $0.5 million in lower salaries and labour costs due to reductions in headcount at the corporate office over the past year.
Income tax expense
The Company is subject to tax in various jurisdictions, including Burkina Faso and Canada. There are a number of factors that can significantly impact the Company’s effective tax rate, including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments. Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, it is expected that the Company’s effective tax rate will fluctuate from one period to the next.
Income tax expense was $39.2 million in the first quarter 2025, higher by $12.2 million or 45% than the prior year period. It is comprised of a current income tax expense of $26.0 million and a deferred income tax expense of $13.2 million, lower than the prior year period for current income tax expense by $0.9 million or 3% and higher for deferred income tax expense by $13.1 million or 13,100%, respectively. The deferred income tax expense was higher primarily due to (i) the deferred tax liability for a taxable temporary difference associated with its investment in Essakane and (ii) the recognition of deferred taxes related to Côté Gold mining tax.
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures
The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under the rules of the Canadian Securities Administration, was conducted as at December 31, 2024, under the supervision of the Company’s Disclosure Committee and with the participation of management. Based on the results of that evaluation, the CEO and the CFO concluded that the Company’s disclosure controls

IAMGOLD CORPORATION First Quarter 2025 Management's Discussion and Analysis	22

and procedures were effective as at December 31, 2024, providing reasonable assurance that the information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.
Since the December 31, 2024, evaluation, there have been no material changes to the Company's disclosure controls and procedures and their design remains effective.
Internal Control over Financial Reporting
Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of consolidated interim financial statements in compliance with IFRS as issued by the International Accounting Standards Board (“IASB”). The Company’s internal control over financial reporting includes policies and procedures that:
•pertain to the maintenance of records that accurately and fairly reflect the transactions of the Company;
•provide reasonable assurance that transactions are recorded as necessary to permit the preparation of consolidated interim financial statements in accordance with IFRS as issued by the IASB;
•ensure the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and
•provide reasonable assurance regarding the prevention or timely detection of unauthorized transactions that could have a material effect on the consolidated interim financial statements.
An evaluation of the effectiveness of the Company’s internal control over financial reporting, including an evaluation of material changes that may have materially affected or are reasonably likely to have materially affected the internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, was conducted as of December 31, 2024 by the Company’s management, including the CEO and the CFO. Based on this evaluation, management, including the CEO and the CFO, has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2024.
There have been no material changes in the Company's internal control over financial reporting or in other factors that could affect internal controls during the first quarter 2025 and their design remains effective.
Limitations of Control and Procedures
The Company’s management, including the CEO and the CFO, believe that any disclosure controls and procedures and internal control over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.
CRITICAL JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its consolidated interim financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions on, and estimates of effects of, uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ materially from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The critical judgments, estimates and assumptions applied in the preparation of the Company's consolidated interim financial statements are reflected in note 3 of the Company's audited annual consolidated financial statements for the year ended December 31, 2024.
Qualified Person and Technical Information
The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Marie-France Bugnon, P.Geo., Vice President, Exploration, IAMGOLD. Ms. Bugnon is a “qualified person” as defined by NI 43-101.
Data verification involves data input and review by senior project geologists at site, scheduled weekly and monthly reporting to senior exploration management and the completion of project site visits by senior exploration management to review the status of ongoing project activities and data underlying reported results. All drilling results for exploration projects or supporting resource and reserve estimates referenced in this MD&A have been previously reported in news release disclosures either by the Company or the project operator as the case may be (see referenced news releases) and have been prepared in accordance with NI 43-101. The sampling and assay data from drilling programs are monitored through the implementation of a quality assurance – quality control (QA-QC) program designed to follow industry best practice. Drill core (HQ and NQ size) samples are selected by the project geologists and sawn in half with a diamond saw at the project site. Half of the core is typically retained at the site for reference purposes. Generally, sample intervals are 1.0 to 1.5 metres in length and reverse circulation holes are sampled at 1.0 metre intervals at the drill rig. Samples are prepared and analyzed at site for the Company's producing mines and at accredited regional laboratories for the Company's exploration projects, using analysis techniques such as standard fire assay with a 50 gram charge; fire assay with gravimetric finish, or LeachWELL rapid cyanide leach with fire assay with a 50 gram charge.

IAMGOLD CORPORATION First Quarter 2025 Management's Discussion and Analysis	23

NEW ACCOUNTING STANDARDS

For a discussion of new accounting standards adopted and new accounting standards issued but not yet effective that may impact the Company, refer to note 3 of the Company’s consolidated interim financial statements.
RISKS AND UNCERTAINTIES

The Company is subject to various business, operational, geopolitical, security, market and financial risks that could materially adversely affect the Company’s future business, operations and financial condition and could cause such future business, operational and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described under the heading “Cautionary Statement On Forward-Looking Information”.
Readers of this MD&A should consider the information included or incorporated by reference in this document and the Company’s consolidated interim financial statements and related notes for the three months ended March 31, 2025.
The inherently volatile nature of the Company’s activities, the international geographies and emerging, undeveloped economies in which it operates mean that the Company’s business, operations and financial condition are generally exposed to significant risk factors, known and unknown, stable and unstable, many of which are beyond its control. Managing these risks is a key component of the Company’s business strategy and is supported by a risk management culture and an enterprise risk management (“ERM”) system. The Company’s view of risks is not static. An important component of the ERM approach is to identify evolving or emerging key risks, manage those risks and incorporate them into existing ERM assessment, measurement, monitoring and reporting processes. These practices are designed to ensure management is forward-looking in its assessment of risks. Identification of key risks occurs in the course of business activities, while pursuing approved strategies and as part of the execution of risk oversight responsibilities at the Management and Board of Directors levels.
Risks and uncertainties to the Company’s business, operations and financial condition that were identified by management as new or elevated in the first quarter 2025 are described above under “Market Risk” and below. Readers are cautioned that no ERM framework or system, including that employed by the Company, can ensure that all risks to the Company, at any point in time, are accurately identified, assessed as to significance or impact, managed or effectively controlled or mitigated. As such, there may be additional new or elevated risks to the Company in the first quarter 2025 that are not described above under “Market Risk” or below.
For a comprehensive discussion of the risk factors that may affect the Company, its business operations and financial performance, refer to the risk disclosure contained in the Company’s latest annual information form dated March 21, 2025 (“AIF”) and supplemented by the audited consolidated financial statements and the MD&A for the year ended December 31, 2024, as filed with Canadian securities regulatory authorities at www.sedarplus.ca and filed under Form 40-F with the United States Securities and Exchange Commission at www.sec.gov, which is hereby incorporated by reference herein.
Global Economic Conditions, Tariffs and Uncertainties
The Company’s strategic plans and operations are affected by unforeseen geopolitical and global economic events such as escalation of ongoing or new armed conflicts, trade protectionism policies imposed by governments, national elections or changes in national administrations, and changes in forecasted inflation and foreign currency rates and/or economic growth. These variables directly impact the validity of the Company’s strategic plans with unforeseen changes in business, operating and market conditions potentially resulting in a material adverse effect on the Company’s business, financial condition and results of operations. Given these challenges, the Company faces risks associated with capital resources, organizational capacity, and the efficiency of its systems and processes, all of which could hinder the execution of its strategic plans.
A key aspect of these uncertainties is the imposition of tariffs and other trade restrictions. The fluid and evolving nature of trade protectionism—including global tariffs imposed by the United States in March and April 2025—adds further complexity to the Company's supply chain. The Company is actively reviewing its exposure to these tariffs and potential alternatives to affected input. However, uncertainty remains around whether additional tariffs or retaliatory measures will be introduced, the scope of such tariffs, and their direct and indirect effects. Other countries may also adopt protectionist policies including tariffs, trade barriers and other protectionist or retaliatory measures, imposing further constraints on the Company’s ability to procure goods and services. The Company continues to assess and implement measures to mitigate the adverse effects of economic uncertainties, tariffs, trade restrictions, and evolving geopolitical conditions on its operations, financial health, and overall profitability.
Political and Security Risk
The political and security environments in Burkina Faso and its neighboring countries is distressed and volatility remains elevated, including in the Sahel region where the Company’s Essakane mine is located. Burkina Faso and other neighboring countries in the region experienced military coups in the past couple of years. Stability in the West African region, generally, has been upended by military coups and led to near-total suspension of military assistance from France and the U.S. and exclusion of military governments in joint military task force with other West African countries formed to prevent militant attacks and threats from further spreading in the rest of the region. Militant attacks on and threats to supply chains and transit routes continue to increase economic challenges for the country. The security situation in Burkina Faso and its neighboring countries continues to apply pressures to supply chains, although with a reduced impact and no major business interruption in 2024 and the first quarter 2025. The Company continues to adjust its operating activities in response to the continued volatile security situation, as the safety and security of the Company’s personnel and physical assets are of paramount concern. There is an elevated risk to the

IAMGOLD CORPORATION First Quarter 2025 Management's Discussion and Analysis	24

Company’s operations, assets, financial condition and personnel in Burkina Faso for the foreseeable future. Supply chains and transit routes in the region with neighboring countries remain particularly exposed to elevated risks of militant attacks.
The situation has placed the Government of Burkina Faso under significant financial constraint due to the high cost of funding its initiatives to defend itself against the militant attacks. The Government has not fully paid VAT refunds directly to the Company, and the Company has been selling its VAT receivables to local financial institutions, however, the Company has not been able to sell all of its VAT receivables and the inability of the Company to recover the VAT balances either through receiving VAT refunds or selling the VAT to third parties could place a significant constraint on the free cash flow produced which, in turn, could limit the amount of dividends that Essakane can pay. Given Essakane's significant contribution to the financial condition of the Company, any terrorist attack, change in legislation or ownership, problematic or adverse condition affecting mining, processing, infrastructure, equipment, labour, the supply chain, taxation, legal or reputational status could have a material adverse effect on the Company’s business, operations, liquidity and capital resources. Security related costs, including demurrage fees, continue to place a significant burden on Essakane’s operating costs, with a potential for these expenses to escalate further. The Company cannot provide any assurance regarding when or if such costs might be reduced. The Company’s operations at Essakane accounted for a significant portion of the Company’s positive mine site free cash flow year in 2024 and the first quarter 2025.
Changes in Laws and Regulations
The Burkina Faso Government has implemented several amendments to the Mining Code to restructure the mining sector such as; the enforcement of the preferential dividend provision, which has been part of the Mining Code since 2015, but was never implemented; an increase in the State’s interest in mining companies’ share capital, from 10% to 15%; the requirement to open mining companies’ share capital to allow local investors to acquire an interest of at least 30% and an increase in gold royalties; among others. The new Mining Code was initially expected to maintain the validity of existing mining permits and associated mining conventions for their current term under the laws and regulations in force at the time of their issuance, until the renewal of the mining permits. However, it is anticipated that the Burkina Faso government may enforce the increased state participation and the mandated opening of the share capital to local investors for the Company’s existing mining operations at Essakane, on a compensated basis, earlier than the time of renewal of the Essakane mining permit in April 2028. The Company, along with other gold mining companies operating in Burkina Faso, is engaging with the Burkina Faso government to clarify and obtain regulatory certainty on these matters. Given Essakane's significant contribution to the Company’s financial condition, any further changes in laws and regulations or their interpretation and enforcement by courts or authorities could have a material adverse impact on the Company’s business, financial condition, results of operations and liquidity.
Ramp-Up of Côté Gold
The current estimate, forecast or anticipated schedule and costs to ramp-up Côté Gold mine to bring it to its 100% nameplate production can be impacted by a wide variety of known and unknown, uncontrollable factors. These include unexpected production problems, variations in ore grade, equipment availability issues, supply chain disruptions, extreme weather conditions and labour or community disputes. The costs and time to complete the ramp-up and stabilize production at Côté Gold are substantial. Factors such as equipment not functioning consistently as designed or expected, increases in costs due to inflation, and productivity challenges, supply chain and logistics challenges, or other events that negatively impact commissioning schedule can materially negatively affect the planned timing of achieving nameplate production. Moreover, actual costs and economic returns from the Côté Gold mine may vary materially from the Company’s estimates or projections. Any deviation from expectations could have a material adverse effect on the Company’s business, financial conditions and results of operations, and liquidity.
Equipment Malfunctions
The Company’s mines use expensive, large mining and processing equipment that requires a long time to procure, build and install. The Company’s various operations may encounter delays in or losses of production due to the delay in the delivery of equipment, key equipment or component malfunctions or breakdowns, damage to equipment through accident or misuse, including potential complete write-off of damaged units, or delay in the delivery or the lack of availability of spare parts, or lack of qualified or shortage of personnel at the regions where operations are located, which may impede maintenance activities on equipment and availability of equipment. In addition, equipment may be subject to aging if not replaced, or through inappropriate use or misuse, or improper storage conditions may become obsolete. These factors could adversely impact the Company’s operations, profitability and financial results.

IAMGOLD CORPORATION First Quarter 2025 Management's Discussion and Analysis	25

NON-GAAP1 FINANCIAL MEASURES

The Company has included certain non-GAAP financial measures to supplement its consolidated interim financial statements, which are presented in accordance with IFRS, including the following:
•Average realized gold price per ounce sold
•Underground mining cost per ore tonne mined, open pit net mining cost per operating tonne mined, milling cost per tonne milled, and G&A cost per tonne milled
•Cash costs, cash costs per ounce sold, all in sustaining cost and all in sustaining cost per ounce sold
•Net earnings (loss) attributable to shareholders and adjusted net earnings (loss) attributable to shareholders
•Net cash from operating activities, before movements in working capital and non-current ore stockpiles
•Earnings before interest, income taxes, depreciation and amortization (“EBITDA”)
•Mine-site free cash flow
•Sustaining and expansion capital expenditures
•Project expenditures
The Company believes that, in addition to conventional financial measures prepared in accordance with IFRS, these non-GAAP financial measures will provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed by IFRS, may not be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
Average Realized Gold Price per Ounce Sold
Average realized gold price per ounce sold is intended to enable management to understand the average realized price of gold sold in each reporting period after removing the impact of non-gold revenues and by-product credits, which, in the Company's case, are not significant and to enable investors to understand the Company’s financial performance based on the average realized proceeds of selling gold production in the reporting period.

($ millions, except where noted)	Q1 2025	Q1 2024
Revenues	$477.1	$338.9
By-product credits and other revenues	(1.1)	(0.6)
Gold revenues	$476.0	$338.3
Sales (000s oz)	174	163
Average realized gold price per ounce[1,2,3] ($/oz)	$2,731	$2,077
1.Average realized gold price per ounce sold may not be calculated based on amounts presented in this table due to rounding.
2.Average realized gold price per ounce sold is calculated based on sales from the Company's Côté Gold mine at 70% and Westwood and Essakane mines at 100%.
3.Average realized gold price per ounce sold in the first quarter 2025 includes 37,500 ounces at $1,887 per ounce as delivered into the Q1 2024 Prepay Arrangements (2024 - 31,250 ounces at $1,994 per ounce as delivered in accordance with the 2022 Prepay Arrangement).
Underground Mining Cost per Ore Tonne Mined, Open Pit Net Mining Cost per Operating Tonne Mined, Milling Cost per Tonne Milled, and G&A Cost per Tonne Milled
Underground mining cost per ore tonne mined and open pit net mining cost per operating tonne mined are defined as:
•Mining costs (as included in production costs), that exclude capitalized waste stripping for open pit mines, less changes in stockpile balances and non-production costs as these costs are not directly related to tonnes mined, divided by
•the sum of the tonnage of ore and operating waste mined.
Milling cost per tonne milled and general and administrative cost per tonne milled are defined as:
•Mill and general and administrative costs (as included in production costs), excluding selling costs and non-production costs as these costs are not directly related to tonnes milled, divided by
•the tonnage of ore milled.
IAMGOLD believes these non-GAAP financial performance measures provide further transparency and assist analysts, investors and other stakeholders of the Company in assessing the performance of mining operations by eliminating the impact of varying production levels. Management is aware, and investors should note, that these per tonne measures of performance can be affected by fluctuations in mining and/or processing levels. This inherent limitation may be partially mitigated by using this measure in conjunction with production costs and other data prepared in accordance with IFRS. These measures do not have standardized meanings under IFRS and may not be comparable to similar measures presented by other mining companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

___________________________
1.GAAP - Generally accepted accounting principle

IAMGOLD CORPORATION First Quarter 2025 Management's Discussion and Analysis	26

Côté Gold (100% basis)

($ millions, except where noted)	Q1 2025	Q1 2024
Production cost	$80.7	$1.4
Adjust for:
Increase/decrease in stockpiles	11.0	16.6
Adj. operating cost	$91.7	$17.9
Included in adjusted operating cost:
Open pit net mining cost [A]	30.7	17.2
Milling cost [B], net of capitalized operating cost	42.3	—
G&A cost [C]	18.7	—
Open pit ore tonnes mined (000s t)	3,115	1,944
Open pit operating waste tonnes mined (000s t)	5,667	3,208
Open pit ore and operating waste tonnes mined (000s t) [D]	8,782	5,152
Ore milled (000s t) [E]	2,097	—
Open pit net mining cost per operating tonne mined ($/tonne) [A/D]	$3.49	$3.33
Milling cost per tonne milled ($/tonne) [B/E]	$20.18	$—
G&A cost per tonne milled ($/tonne) [C/E]	$8.89	$—
$/tonne may not re-calculate based on amounts presented in this table due to rounding.
Westwood

($ millions, except where noted)	Q1 2025	Q1 2024
Production cost	$41.0	$38.6
Adjust for:
Increase/decrease in stockpiles	1.2	(0.5)
Adj. operating cost	$42.2	$38.1
Consisting of:
Underground mining cost [A]	24.4	20.6
Open pit net mining cost [B]	4.9	6.2
Milling cost [C]	6.6	6.1
G&A cost [D]	6.3	5.1
Underground ore tonnes mined (000s t) [E]	89	83
Open pit ore tonnes mined (000s t)	192	120
Open pit waste tonnes mined (000s t)	481	346
Open pit ore and operating waste tonnes mined (000s t) [F]	673	466
Ore milled (000s t) [G]	282	249
Underground mining cost per ore tonne mined ($/tonne) [A/E]	$274.75	$247.22
Open pit net mining cost per operating tonne mined ($/tonne) [B/F]	$7.24	$13.29
Milling cost per tonne milled ($/tonne) [C/G]	$23.26	$24.65
G&A cost per tonne milled ($/tonne) [D/G]	$22.70	$20.56
$/tonne may not re-calculate based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION First Quarter 2025 Management's Discussion and Analysis	27

Essakane

($ millions, except where noted)	Q1 2025	Q1 2024
Production cost	$127.7	$110.9
Adjust for:
Increase/decrease in stockpiles	4.1	8.2
Adj. operating cost	$131.8	$119.1
Consisting of:
Open pit net mining cost [A]	45.2	36.1
Milling cost [B]	54.6	55.4
G&A cost [C]	32.0	27.6
Open pit ore tonnes mined (000s t)	2,447	3,458
Open pit operating waste tonnes mined (000s t)	5,667	3,132
Open pit ore and operating waste tonnes mined (000s t) [D]	8,114	6,590
Ore milled (000s t) [E]	3,112	3,039
Open pit net mining cost per operating tonne mined ($/tonne) [A/D]	$5.57	$5.48
Milling cost per tonne milled ($/tonne) [B/E]	$17.56	$18.23
G&A cost per tonne milled ($/tonne) [C/E]	$10.28	$9.08
$/tonne may not re-calculate based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION First Quarter 2025 Management's Discussion and Analysis	28

Cash Costs, Cash Costs per Ounce Sold, AISC and AISC per Ounce Sold
The Company reports cash costs, cash costs per ounce sold, AISC and AISC per ounce sold in order to provide investors with information about key measures used by management to monitor performance of mine sites in commercial production and its ability to generate positive cash flow.
Cash costs include mine site operating costs such as mining, processing, administration, royalties, production taxes and realized derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. AISC include cost of sales exclusive of depreciation expense, sustaining capital expenditures, which are required to maintain existing operations, capitalized exploration, sustaining lease principal payments, environmental rehabilitation accretion and depreciation, by-product credits and corporate general and administrative costs. These costs are then divided by the Company’s attributable gold ounces sold by mine sites in commercial production in the period to arrive at the cash costs per ounce sold and the AISC per ounce sold.
The following tables provide a reconciliation of cash costs, AISC, cost of sales excluding depreciation per ounce sold, cash costs per ounce sold and AISC per ounce sold on an attributable basis to cost of sales as per the consolidated interim financial statements.
Three months ended March 31, 2025

($ millions, except where noted)	Côté Gold	Westwood	Essakane	Corporate	Total
Cost of sales[1]	$99.2	$54.5	$181.7	$0.5	$335.9
Depreciation expense[1]	(34.0)	(12.4)	(32.8)	(0.5)	(79.7)
Cost of sales, excluding depreciation expense	$65.2	$42.1	$148.9	$—	$256.2
Adjust for:
Other mining costs	(0.1)	(0.5)	(0.3)	—	(0.9)
Cost attributed to non-controlling interests[2]	—	—	(14.9)	—	(14.9)
Cash costs – attributable	$65.1	$41.6	$133.7	$—	$240.4
Adjust for:
Sustaining capital expenditures[3]	19.3	15.5	26.0	0.5	61.3
Corporate general and administrative costs[4]	—	—	—	16.4	16.4
Other costs[5]	0.5	0.7	1.5	(3.7)	(1.0)
Cost attributable to non-controlling interests[2]	—	—	(2.8)	—	(2.8)
AISC – attributable	$84.9	$57.8	$158.4	$13.2	$314.3
Total gold sales (000 oz) – attributable	52	27	86	—	165
Cost of sales excluding depreciation[6] ($/oz sold) - attributable	$1,264	$1,547	$1,560	$—	$1,465
Cash costs[6] ($/oz sold) – attributable	$1,260	$1,527	$1,557	$—	$1,459
AISC[6] all operations ($/oz sold) – attributable	$1,643	$2,124	$1,846	$80	$1,908
1.As per note 29 of the consolidated interim financial statements for cost of sales and depreciation expense.
2.Adjustments for the consolidation of Essakane (90%) to its attributable portion of cost of sales.
3.Sustaining capital expenditures are expenditures required to support current production levels at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature which result in a material increase in annual or life of mine gold ounce production, net present value, or reserves. Sustaining capital expenditures are further described below.
4.Corporate general and administrative costs exclude one-time material severance charges.
5.Other costs include sustaining lease principal payments and environmental rehabilitation accretion and depletion, partially offset by by-product credits.
6.Cost of sales excluding depreciation per ounce sold, cash costs per ounce sold and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION First Quarter 2025 Management's Discussion and Analysis	29

Three months ended March 31, 2024

($ millions, except where noted)	Westwood	Essakane	Corporate	Total
Cost of sales[1]	$52.1	$180.9	$0.2	$233.2
Depreciation expense[1]	(11.2)	(50.4)	(0.2)	(61.8)
Cost of sales, excluding depreciation expense	$40.9	$130.5	$—	$171.4
Adjust for:
Other mining costs	(0.3)	(0.3)	—	(0.6)
Cost attributed to non-controlling interests[2]	—	(13.0)	—	(13.0)
Cash costs – attributable	$40.6	$117.2	$—	$157.8
Adjust for:
Sustaining capital expenditures[3]	18.9	36.9	0.1	55.9
Corporate general and administrative costs[4]	—	—	9.7	9.7
Other costs[5]	0.6	3.2	0.1	3.9
Cost attributable to non-controlling interests[2]	—	(17.1)	—	(17.1)
AISC – attributable	$60.1	$140.2	$9.9	$210.2
Total gold sales (000 oz) – attributable	33	117	—	150
Cost of sales excluding depreciation[6] ($/oz sold) - attributable	$1,243	$1,004	$—	$1,056
Cash costs[6] ($/oz sold) – attributable	$1,236	$1,002	$—	$1,053
AISC[6] all operations ($/oz sold) – attributable	$1,836	$1,312	$66	$1,493
1.As per note 29 of the consolidated interim financial statements for cost of sales and depreciation expense.
2.Adjustments for the consolidation of Essakane (90%) to its attributable portion of cost of sales.
3.Sustaining capital expenditures are expenditures required to support current production levels at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature which result in a material increase in annual or life of mine gold ounce production, net present value, or reserves. Sustaining capital expenditures are further described below.
4.Corporate general and administrative costs exclude depreciation expense and one-time material severance charges.
5.Other costs include sustaining lease principal payments and environmental rehabilitation accretion and depletion, partially offset by by-product credits.
6.Cost of sales excluding depreciation per ounce sold, cash costs per ounce sold and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION First Quarter 2025 Management's Discussion and Analysis	30

Sustaining and Expansion Capital Expenditures
Sustaining capital expenditures are expenditures required to support current production levels at a mine site and exclude all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature which result in a material increase in annual or life of mine gold ounce production, net present value, or reserves. The distinctions between sustaining and expansion capital used by the Company align with the guidelines set out by the World Gold Council. Expansion capital is capital expenditures incurred at new projects and capital expenditures related to major projects or expansion at existing operations where these projects will materially benefit the operations. This non-GAAP financial measure provides investors with transparency regarding the capital expenditures required to support the ongoing operations at its mines, relative to its total capital expenditures.
Reconciliation of incurred capital expenditure per the segmented note in the financial statements to incurred sustaining and expansion capital for the three months ended March 31, 2025, and March 31, 2024:

($ millions, except where noted)	Sustaining	Expansion	Q1 2025	Sustaining	Expansion	Q1 2024
Capital expenditures for property, plant and equipment	$61.7	$5.3	$67.0	$55.1	$133.5	$188.6
Less: Côté Gold (9.7% share in 2024)	—	—	—	—	(18.3)	(18.3)
Subtotal	$61.7	$5.3	$67.0	$55.1	$115.2	$170.3
Côté Gold (IMG basis)	18.2	3.1	21.3	—	114.7	114.7
Westwood	15.1	—	15.1	19.0	—	19.0
Essakane	27.9	2.2	30.1	36.0	0.5	36.5
Corporate	0.5	—	0.5	0.1	—	0.1

Reconciliation of capital expenditure per cash flow statement in the financial statements to cash payments for sustaining and expansion capital for the three months ended March 31, 2025, and March 31, 2024:

($ millions, except where noted)	Sustaining	Expansion	Q1 2025	Sustaining	Expansion	Q1 2024
Capital expenditures for property, plant and equipment	$61.7	$5.3	$67.0	$55.1	$133.5	$188.6
Working capital adjustments	(0.4)	(1.9)	(2.3)	0.8	(36.5)	(35.7)
Capital expenditures per statement of cash flows	61.3	3.4	64.7	55.9	97.0	152.9
Less: Côté Gold (9.7% share in 2024)	—	—	—	—	(12.9)	(12.9)
Subtotal	$61.3	$3.4	$64.7	$55.9	$84.1	$140.0
Côté Gold (IMG basis)	19.3	1.2	20.5	—	83.7	83.7
Westwood	15.5	—	15.5	18.9	—	18.9
Essakane	26.0	2.2	28.2	36.9	0.4	37.3
Corporate	0.5	—	0.5	0.1	—	0.1
Project Expenditures
Project expenditures at Côté represent all the project construction capital costs incurred during construction and commissioning phase of the project in line with the Côté Gold NI 43-101 technical report and include capital expenditures, right-of-use assets acquired through leases, and initial supplies inventory, less certain cash and non-cash corporate level adjustments included in capital expenditures.

IAMGOLD CORPORATION First Quarter 2025 Management's Discussion and Analysis	31

EBITDA and Adjusted EBITDA
EBITDA (earnings before income taxes, depreciation and amortization of finance costs) is an indicator of the Company’s ability to produce operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures.
Adjusted EBITDA represents EBITDA excluding certain impacts such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives, impairment charges and reversal of impairment charges, write-down of assets and foreign exchange (gain) loss which are non-cash items and certain cash items that are non-recurring or temporary in nature as such items are not indicative of recurring operating performance. Management believes this additional information is useful to investors in understanding the Company’s ability to generate operating cash flow by excluding from the calculation these non-cash amounts and cash amounts that are not indicative of the recurring performance of the underlying operations for the periods presented.
The following table provides a reconciliation of EBITDA and Adjusted EBITDA to the consolidated interim financial statements:

($ millions, except where noted)	Q1 2025	Q1 2024
Earnings (loss) before income taxes	$85.7	$88.7
Add:
Depreciation	79.7	62.1
Finance costs	29.8	3.3
EBITDA	$195.2	$154.1
Adjusting items:
Unrealized (gain)/loss on non-hedge derivatives	2.8	(7.7)
Foreign exchange (gain)/loss	(1.6)	(0.9)
Write-down of assets	0.1	0.1
Changes in estimates of asset retirement obligations at closed sites	4.9	0.5
Fair value of deferred consideration from sale of Sadiola	(0.5)	(0.4)
Severance costs	3.8	0.2
Other	(0.2)	6.6
Adjusted EBITDA	$204.5	$152.5

IAMGOLD CORPORATION First Quarter 2025 Management's Discussion and Analysis	32

Adjusted Net Earnings (Loss) Attributable to Equity Holders
Adjusted net earnings (loss) attributable to equity holders represents net earnings (loss) attributable to equity holders excluding certain impacts, net of taxes, such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives and warrants, impairment charges and reversal of impairment charges, write-down of assets and foreign exchange (gain) loss which are non-cash items and certain cash items that are non-recurring or temporary in nature as such items are not indicative of recurring operating performance. This measure is not necessarily indicative of net earnings (loss) or cash flows as determined under IFRS. Management believes this measure better reflects the Company’s performance for the current period and is a better indication of its expected performance in future periods. As such, the Company believes that this measure is useful to investors in assessing the Company’s underlying performance.
The following table provides a reconciliation of earnings (loss) before income taxes and non-controlling interests as per the consolidated statements of earnings (loss) to adjusted net earnings (loss) attributable to equity holders of the Company.

($ millions, except where noted)	Q1 2025	Q1 2024
Earnings (loss) before income taxes and non-controlling interests	$85.7	$88.7
Adjusting items:
Unrealized gain/(loss) on non-hedge derivatives	2.8	(7.7)
Other finance costs	5.1	—
Foreign exchange (gain)/loss	(1.6)	(0.9)
Write-down of assets	0.1	0.1
Changes in estimates of asset retirement obligations at closed sites	4.9	0.5
Fair value of deferred consideration from sale of Sadiola	(0.5)	(0.4)
Severance costs	3.8	0.2
Other	(0.2)	6.6
Adjusted earnings before income taxes and non-controlling interests	$100.1	$87.1
Income taxes	(39.2)	(27.0)
Tax on foreign exchange translation of deferred income tax balances	2.3	(0.2)
Tax impact of adjusting items	(1.2)	—
Non-controlling interests	(6.8)	(6.9)
Adjusted net earnings (loss) attributable to equity holders	$55.2	$53.0
Adjusted net earnings (loss) per share attributable to equity holders	$0.10	$0.11
Basic weighted average number of common shares outstanding (millions)	572.5	489.3
Net Cash from Operating Activities before Changes in Working Capital
The Company makes reference to net cash from operating activities before changes in working capital which is calculated as net cash from operating activities less working capital items and non-current ore stockpiles. Working capital can be volatile due to numerous factors, including a build-up or reduction of inventories. Management believes that this non-GAAP measure, which excludes these non-cash items, provides investors with the ability to better evaluate the operating cash flow performance of the Company.
The following table provides a reconciliation of net cash from operating activities before changes in working capital to net cash from operating activities:

($ millions, except where noted)	Q1 2025	Q1 2024
Net cash from operating activities	$74.3	$77.1
Adjusting items from working capital items and non-current ore stockpiles:
Receivables and other current assets	18.3	24.4
Inventories and non-current ore stockpiles	22.5	0.8
Accounts payable and accrued liabilities	(10.2)	40.5
Net cash from operating activities before changes in working capital	$104.9	$142.8

IAMGOLD CORPORATION First Quarter 2025 Management's Discussion and Analysis	33

Mine-Site Free Cash Flow
Mine-site free cash flow is calculated as cash flow from mine-site operating activities less capital expenditures from operating mine sites. The Company believes this measure is useful to investors in assessing the Company's ability to operate its mine sites without reliance on additional borrowing or usage of existing cash.
Three months ended March 31, 2025

($ millions, except where noted)	Côté Gold	Westwood	Essakane	Corporate & other	Total
Net cash from operating activities	$78.1	$32.1	$93.6	$(129.5)	$74.3
Add:
Operating cash flow used by non-mine site activities	—	—	—	129.5	129.5
Cash flow from operating mine-sites	78.1	32.1	93.6	—	203.8
Capital expenditures	20.5	15.5	28.2	0.5	64.7
Less:
Capital expenditures from construction and development projects and corporate	—	—	—	(0.5)	(0.5)
Capital expenditures from operating mine-sites	20.5	15.5	28.2	—	64.2
Mine-site cash flow	$57.6	$16.6	$65.4	$—	$139.6
Three months ended March 31, 2024

($ millions, except where noted)	Westwood	Essakane	Corporate & Other	Total
Net cash from operating activities	$29.4	$73.0	$(25.3)	$77.1
Add:
Operating cash flow used by non-mine site activities	—	—	25.3	25.3
Cash flow from operating mine-sites	29.4	73.0	—	102.4
Capital expenditures	18.9	37.3	96.7	152.9
Less:
Capital expenditures from construction and development projects and corporate	—	—	(96.7)	(96.7)
Capital expenditures from operating mine-sites	18.9	37.3	—	56.2
Mine-site cash flow	$10.5	$35.7	$—	$46.2
Liquidity and Net Cash (Debt)
Liquidity is defined as cash and cash equivalents, short-term investments and the credit available under the Credit Facility. Net cash (debt) is calculated as cash, cash equivalents and short-term investments less long-term debt, lease liabilities and the drawn portion of the Credit Facility. The Company believes this measure provides investors with additional information regarding the liquidity position of the Company.

	March 31	December 31
($ millions, except where noted)	2025	2024
Cash and cash equivalents	$316.6	$347.5
Short-term investments	0.7	1.0
Available Credit Facility	428.5	418.5
Available Liquidity	$745.8	$767.0

	March 31	December 31
($ millions, except where noted)	2025	2024
Cash and cash equivalents	$316.6	$347.5
Short-term investments	0.7	1.0
Lease liabilities	(126.3)	(124.2)
Long-term debt[1]	(1,061.8)	(1,072.1)
Drawn letters of credit issued under Credit Facility	(11.5)	(11.5)
Net cash (debt)	$(882.3)	$(859.3)
1. Includes principal amount of the Notes of $450.0 million, Term Loan of $400.0 million, Credit Facility of $210.0 million and equipment loans of $1.8 million (December 31, 2024 – $450.0 million, $400.0 million, $220.0 million, and $2.1 million, respectively). Excludes deferred transaction costs and embedded derivative on the Notes and Term Loan.

IAMGOLD CORPORATION First Quarter 2025 Management's Discussion and Analysis	34

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included or incorporated by reference in this MD&A, including any information as to the Company’s vision, strategy, future financial or operating performance and other statements that express management’s expectations or estimates of future performance or impact, including statements in respect of the prospects and/or development of the Company’s projects, other than statements of historical fact, constitutes forward-looking information or forward-looking statements within the meaning of applicable securities laws (collectively referred to herein as “forward-looking statements”) and such forward-looking statements are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements are generally identifiable by the use of words such as “may”, “will”, “should”, “would”, “could”, “continue”, “expect”, “budget”, “aim”, “can”, “focus”, “forecast”, “anticipate”, “estimate”, “maintain”, “believe”, “intend”, “plan”, “schedule”, “guidance”, “outlook”, “potential”, “seek”, “targets”, “cover”, “strategy”, “during”, “ongoing”, “subject to”, “future”, “objectives”, “opportunities”, “committed”, “prospective”, “likely”, “progress”, “strive”, “sustain”, “effort”, “extend”, “remain”, “pursue”, “predict”, or “project” or the negative of these words or other variations on these words or comparable terminology.
For example, forward-looking statements in this MD&A include, without limitation, those under the headings “About IAMGOLD”, “Highlights”, “Outlook”, “Environmental, Social and Governance”, “Operations”, “Financial Condition" and “Quarterly Financial Review” and include, but are not limited to, statements with respect to: the estimation of mineral reserves and mineral resources and the realization of such estimates; operational and financial performance including the Company’s guidance for and actual results of production, ESG (including environmental) performance, costs and capital and other expenditures such as exploration and including depreciation expense and effective tax rate; the updated life-of-mine plan, ramp-up assumptions and other project metrics including operating costs in respect to the Côté Gold Mine; expected production of the Côté Gold Mine, expected benefits from the operational improvements and de-risking strategies implemented or to be implemented by the Company; mine development activities; the Company's capital allocation and liquidity; the composition of the Company’s portfolio of assets including its operating mines, development and exploration projects; permitting timelines and the expected receipt of permits; inflation, including global inflation and inflationary pressures; global supply chain constraints; environmental verification, biodiversity and social development projects; plans, targets, proposals and strategies with respect to sustainability, including third party data on which the Company relies, and their implementation; commitments with respect to sustainability and the impact thereof; commitments with respect to greenhouse gas emissions and decarbonization initiatives (e.g. interim target of achieving 30% absolute reduction in Scope 1 and 2 emissions by 2030); the development of the Company’s Water Management Standard; commitments with respect to biodiversity; commitments related to social performance, including commitments in furtherance of Indigenous relations; the ability to secure alternative sources of consumables of comparable quality and on reasonable terms; workforce and contractor availability, labour costs and other labour impacts; the impacts of weather; the future price of gold and other commodities; foreign exchange rates and currency fluctuations; financial instruments; hedging strategies; impairment assessments and assets carrying values estimates; safety and security concerns in the jurisdictions in which the Company operates and the impact thereof on the Company’s operational and financial performance and financial condition; and government regulation of mining operations (including the Competition Act (Canada) and the regulations associated with the fight against climate change).
The Company cautions the reader that forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions, including as described in this MD&A, including with respect to: the Company's present and future business strategies; operations performance within expected ranges; anticipated future production and cash flows; local and global economic conditions and the environment in which the Company will operate in the future; the price of precious metals, other minerals and key commodities; projected mineral grades; international exchanges rates; anticipated capital and operating costs; the availability and timing of required governmental and other approvals for the construction of the Company's projects.
Risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements include, without limitation: the Company's business strategies and its ability to execute thereon; the ability of the Company to complete pending transactions; the development and execution of implementing strategies to meet the Company’s sustainability vision and targets; security risks, including civil unrest, war or terrorism and disruptions to the Company’s supply chain and transit routes as a result of such security risks, particularly in Burkina Faso and the Sahel region surrounding the Company’s Essakane mine; the availability of labour and qualified contractors; the availability of key inputs for the Company's operations and disruptions in global supply chains; the volatility of the Company's securities; litigation; contests over title to properties, particularly title to undeveloped properties; mine closure and rehabilitation risks; management of certain of the Company's assets by other companies or joint venture partners; the lack of availability of insurance covering all of the risks associated with a mining company's operations; unexpected geological conditions; competition and consolidation in the mining sector; the profitability of the Company being highly dependent on the condition and results of the mining industry as a whole, and the gold mining industry in particular; changes in the global prices for gold, and commodities used in the operation of the Company's business (included, but not limited to diesel, fuel oil and electricity); legal, litigation, legislative, political or economic risks and new developments in the jurisdictions in which the Company carries on business; changes in taxes, including mining tax regimes; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for transactions, exploration, development or operation, operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and major equipment failure; the inability of the Company to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with certain gold sale prepayment

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arrangements; the availability of capital; the level of liquidity and capital resources; access to capital markets and financing; the Company's level of indebtedness; the Company's ability to satisfy covenants under its credit facilities; changes in interest rates; adverse changes in the Company’s credit rating; the Company's choices in capital allocation; effectiveness of the Company's ongoing cost containment efforts; the Company's ability to execute on de-risking activities and measures to improve operations; availability of specific assets to meet contractual obligations; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the failure and/or the effectiveness of contractors to perform; risks arising from holding derivative instruments; changes in U.S. dollar and other currency exchange rates or gold lease rates; capital and currency controls in foreign jurisdictions; assessment of carrying values for the Company’s assets, including the ongoing potential for material impairment and/or write-downs of such assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; the presence of unfavourable content in ore deposits, including clay and coarse gold; inaccuracies in life of mine plans; failure to meet operational targets; equipment malfunctions; information systems security threats and cybersecurity; laws and regulations governing the protection of the environment (including greenhouse gas emission reduction and other decarbonization requirements; the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada); employee relations and labour disputes; the maintenance of tailings storage facilities and the potential for a major spill or failure of the tailings facilities due to uncontrollable events, lack of reliable infrastructure, including access to roads, bridges, power sources and water supplies; physical and regulatory risks related to climate change; unpredictable weather patterns and challenging weather conditions at mine sites; disruptions from weather related events resulting in limited or no productivity such as forest fires, flooding, heavy snowfall, poor air quality, and extreme heat or cold; attraction and retention of key employees and other qualified personnel; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements and/or collective bargaining agreements may not be agreed to; the ability of contractors to timely complete projects on acceptable terms; the relationship with the communities surrounding the Company's operations and projects; indigenous rights or claims; illegal mining; the potential direct or indirect operational impacts resulting from external factors, including infectious diseases, pandemics, or other public health emergencies; and the inherent risks involved in the exploration, development and mining business generally. Please see the Company’s AIF or Form 40-F available on www.sedarplus.ca or www.sec.gov/edgar for a comprehensive discussion of the risks faced by the Company and which may cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by forward-looking statements.
Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

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